 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three and Twelve months Ended
December 31, 2010

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three and Twelve months Ended December 31, 2010

## TABLE OF CONTENTS

| | Page |
|---|---|
| Earnings Press Release | 2 – 10 |
| Financial Highlights | 11 – 13 |
| Debt Schedule | 14 – 16 |
| Significant Retail Tenants | 17 – 18 |
| Lease Expiration Analysis | 19 – 21 |
| Leasing Activity | 22 – 30 |
| Same Store Net Operating Income Analysis | 31 – 32 |
| Property Transactions | 33 – 34 |
| Unconsolidated Joint Ventures | 35 – 44 |
| Property List | 45 – 56 |

*Certain statements in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009, as may be updated or supplemented by our Form 10-Q filings. These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and other factors that could affect our ability to qualify as a real estate investment trust. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.*

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation (Investors/Analysts):      Inland Communications, Inc. (Media):
Dawn Benchelt, Investor Relations Director                Joel Cunningham, Media Relations
(630) 218-7364                                            (630) 218-8000 x4897
benchelt@inlandrealestate.com                             cunningham@inlandgroup.com

## Inland Real Estate Corporation
## Reports Fourth Quarter and Year 2010 Results

OAK BROOK, IL (February 10, 2011) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the three and twelve months ended December 31, 2010.

### Key Points

- Funds from Operations (FFO) per common share, adjusted for non-cash impairment charges and gains on extinguishment of debt in each period, was $0.21 for the quarter ended December 31, 2010, compared to $0.24 per share for the prior year quarter.

- FFO per common share was $0.21 for the fourth quarter of 2010, compared to $0.23 per share for the fourth quarter of 2009.

- Leased occupancy for the total portfolio was 93.3 percent at December 31, 2010, representing increases of 170 basis points over fourth quarter 2009 and 60 basis points over prior quarter.

- Company record set in 2010 for total portfolio square feet leased in a single year, with 372 leases executed for rental of more than 2.1 million square feet, an increase of 40.4 percent in square feet leased over 2009. For the quarter, 110 leases were executed for rental of 712,447 square feet in total portfolio, an increase of more than 175 percent in square feet leased over fourth quarter 2009.

- In 2010 Company addressed over $530 million of debt maturities while extending and rebalancing overall debt maturity profile.

- Company continued to effectively execute joint venture growth strategies: IRC-PGGM venture acquired a grocer-anchored center in Minnesota during fourth quarter and a Chicago power center after quarter close, aggregating 158,010 square feet of retail space with combined acquisition value of $35.7 million; IRC venture with Inland Private Capital Corp. (IPCC) completed sales of all remaining interests in Bank of America and Farnam Tech Center properties by year end.

### Financial Results for the Quarter

For the quarter ended December 31, 2010, Funds from Operations (FFO) was $18.5 million, compared to $19.6 million for the fourth quarter of 2009. FFO adjusted for non-cash impairment charges and gains on extinguishment of debt, was $18.7 million compared to $20.5 million for the prior year quarter. On a per share basis, FFO was $0.21 (basic and diluted) for the quarter, compared to FFO of $0.23 and FFO adjusted for non-cash impairment charges and gains on extinguishment of debt of $0.24 for the fourth quarter of 2009. No adjustments to FFO per share for non-cash impairment charges or gains on extinguishment of debt were recorded in the fourth quarter of 2010.

The decrease in FFO for the quarter was primarily due to increased interest expense, decreased lease termination income and no gains on extinguishment of debt versus a gain of $1.0 million in the fourth quarter of 2009. The decrease was partially offset by higher rental income and tenant recoveries primarily related to acquisitions completed during the second half of 2010.

Net income available to common stockholders for the fourth quarter of 2010 was $4.0 million, compared to $5.8 million for the fourth quarter of 2009. On a per share basis, net income available to common stockholders was $0.05 (basic and diluted) for the quarter, compared to net income of $0.07 for the prior year quarter. Net income was impacted by the same items that impacted FFO. In addition, net income decreased due to higher depreciation and amortization expense recorded in the quarter.

Reconciliations of FFO and adjusted FFO to net income (loss) available to common stockholders, as well as FFO per share and FFO, adjusted per share to net income (loss) available to common stockholders per share, are provided at the end of this press release. The Company adjusts FFO for the impact of non-cash impairment charges, net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

**Financial Results for Twelve Months Ended December 31, 2010**
For the year ended December 31, 2010, FFO was $51.6 million, compared to $68.2 million for the full year 2009. On a per share basis, FFO for the full year 2010 was $0.60 (basic and diluted), compared to $0.87 for the year ended December 31, 2009.

For the year ended December 31, 2010, the Company recorded aggregate non-cash impairment charges, net of taxes, of $20.8 million related to unconsolidated development joint venture projects to reflect the investments at fair value. By comparison, for the same twelve-month period of 2009, the Company recorded aggregate non-cash impairment charges, net of taxes, of $20.5 million, which were partially offset by gains on extinguishment of debt of $8.0 million related to the repurchase of its convertible senior notes at a discount to face value and discounts received for early payoff of certain mortgages payable.

FFO, adjusted for non-cash impairment charges, net of taxes, and gains on extinguishment of debt, was $72.4 million for the year ended December 31, 2010, compared to $80.7 million for the full year 2009. On a per share basis, FFO adjusted for those items was $0.84 per share (basic and diluted), compared to $1.03 per share for 2009. The decrease in adjusted FFO was due primarily to a decrease in same store NOI, including lease termination income, as well as an increase in interest expense, partially offset by an increase in gains on sales of investment securities and interests in properties owned through our joint venture with Inland Private Capital Corp. (IPCC), formerly Inland Real Estate Exchange Corporation. Additionally, the decrease in per share amounts was due to an increase in weighted average shares outstanding related to the Company's 2009 equity offering and our ongoing at-the-market equity issuances (ATM issuances).

Net loss available to common stockholders for the twelve months ended December 31, 2010 was $0.3 million, or $0.00 per share, compared to net income of $8.2 million, or $0.10 per share (basic and diluted), for the full year 2009. Net income was impacted by the same items that impacted adjusted FFO. In addition, 2010 net income decreased relative to 2009 due to the aforementioned increase in non-cash impairment charges as well as the lack of any offsetting gains on extinguishment of debt recorded for the year ended 2010.

"In 2010 we worked to put in place a stronger operating platform," said Mark Zalatoris, Inland Real Estate Corporation's president and chief executive officer. "We executed a capital plan that measurably strengthened our financial position. This included addressing over $530 million in debt, sourcing a variety of opportunity capital and favorably rebalancing our overall debt maturity profile. We also made substantial progress in restoring portfolio occupancy and performance. Strong quarter-to-quarter leasing momentum resulted in a record 2.1 million square feet of retail space leased for the year. This provides a solid base for income growth while enhancing the quality of our tenant base and the value of our portfolio. In 2010, through capital efficient joint ventures with PGGM and Inland Private Capital Corp. we also increased assets under management and generated fee income of $2.3 million to the Company."

Zalatoris continued, "These efforts were strategic and effective in establishing a stronger platform and should provide meaningful benefits for investors over time. Looking ahead, within a retail environment that continues to evolve we believe we are in good position to capitalize on opportunities for growth."

**Portfolio Performance**
The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and twelve-month periods during each year. A total of 115 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties. A reconciliation of same store net operating income to net income (loss) available to common stockholders is provided in the Company's supplemental information.

Within the consolidated portfolio same store net operating income (NOI), a supplemental non-GAAP measure used to monitor the performance of the Company's investment properties, was $25.1 million for the quarter, a decrease of 0.5 percent compared to $25.2 million in the fourth quarter of 2009. Same store NOI decreased from the prior year quarter as a result of lower rental income and lease termination income, partially offset by increased tenant recovery income. Tenant recovery income for the quarter increased primarily as a result of lower than expected Cook County, Illinois property taxes which on vacant space cannot be credited back to a tenant, as well as higher property operating expenses and an increase in average same store financial occupancy for the period. For the year ended December 31, 2010, same store NOI was $98.1 million, a decrease of 7.6 percent compared to $106.1 million for the prior year. Same store NOI for the year decreased primarily due to a decrease in lease termination income and lower average same store financial occupancy for the twelve-month period.

As of December 31, 2010, same store financial occupancy for the consolidated portfolio, excluding seasonal leases, was 91.3 percent, compared to 89.6 percent as of September 30, 2010, and 90.0 percent as of December 31, 2009.

**Leasing**

For the quarter ended December 31, 2010, the Company executed 110 leases within the total portfolio aggregating 712,447 square feet of gross leasable area (GLA), an increase in square feet leased of 175 percent over the prior year quarter. This included 52 renewal leases comprising 296,259 square feet of GLA with an average rental rate of $13.70 per square foot and representing an increase of 5.0 percent over the average expiring rent. Twenty-eight new leases and 30 non-comparable leases aggregating 416,188 square feet of GLA were signed during the quarter. New leases executed during the quarter had an average rental rate of $12.13 per square foot, essentially level with the expiring rent; the non-comparable leases were signed with an average rental rate of $11.25 per square foot. Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more. On a blended basis the 80 new and renewal leases signed during the quarter had an average rental rate of $13.01 per square foot, representing an increase of 2.8 percent over the average expiring rent.

For the year ended December 31, 2010, a new Company record was established for square feet leased within the total portfolio in a single year. The Company signed a total of 372 leases comprising 2,122,960 square feet of GLA, an increase in square feet leased of more than 40 percent over the prior year. This included 224 renewal leases aggregating 1,096,557 square feet of GLA with an average rental rate of $14.26, an increase of 4.3 percent over expiring rent. Seventy-one new leases and 77 non-comparable leases aggregating 1,026,403 square feet of GLA were executed during 2010. New leases signed during the year had an average rental rate of $12.37 per square foot, representing a decrease of 3.8 percent from the prior year, and the non-comparable leases were signed with an average rental rate of $10.72 per square foot. On a blended basis, the 295 new and renewal leases executed during the year had an average rental rate of $13.68 per square foot, an increase of 1.9 percent over the average expiring rent.

Leased occupancy for the total portfolio was 93.3 percent as of December 31, 2010, compared to 92.7 percent as of September 30, 2010, and 91.6 percent as of December 31, 2009. Financial occupancy for the total portfolio was 91.3 percent as of December 31, 2010, compared to 89.7 percent as of September 30, 2010, and 90.6 percent as of December 31, 2009. Total portfolio occupancy rates are based on the Company's pro-rata ownership of joint venture properties and exclude seasonal leases.

**EBITDA, Balance Sheet, Liquidity and Market Value**

Earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for non-cash impairments and gains on extinguishment of debt in each period, was $31.3 million for the quarter, compared to $31.8 million for the fourth quarter of 2009. For the year ended December 31, 2010, adjusted EBITDA was $119.9 million, compared to $127.6 million for the full year 2009. A definition and reconciliation of EBITDA and adjusted EBITDA to income (loss) from continuing operations is provided at the end of this news release.

EBITDA coverage of interest expense, adjusted, was 2.4 times for the quarter ended December 31, 2010, compared to 2.2 times for the prior quarter and 2.9 times for the fourth quarter of 2009. The Company has provided EBITDA and related non-GAAP coverage ratios because it believes EBITDA and the related ratios provide useful supplemental measures in evaluating the Company's operating performance in that they exclude expenses that may not be indicative of operating performance.

As previously reported, during the quarter the Company paid off two mortgage loans totaling $9.2 million and closed a $63.6 million loan which refinanced its last remaining 2010 secured debt maturity and placed new financing on three other properties. In addition, during the quarter the Company paid off four property loans totaling $30.7 million due to mature in January 2011, closed a $10.3 million loan which financed its acquisition of a grocer-anchored center in Wisconsin, and closed a $60.0 million loan on previously unencumbered properties.

As of December 31, 2010, the Company had an equity market capitalization of $773.0 million and total debt outstanding of $956.9 million (including the pro-rata share of debt in unconsolidated joint ventures and full face value of convertible notes) for a total market capitalization of approximately $1.7 billion and a debt-to-total market capitalization of 55.3 percent. Including the convertible notes, 70.1 percent of consolidated debt bears interest at fixed rates. As of December 31, 2010, the weighted average interest rate on this debt was 5.2 percent. The Company had $45.0 million outstanding on its unsecured line of credit facility at the end of the quarter.

The Company sold approximately $11.3 million of its common stock through its ATM equity issuance program during the quarter. Proceeds from ATM issuances were used for growth opportunities, including acquisitions for the Company's joint venture with IPCC.

**Acquisitions**

In November 2010, the Company acquired for its consolidated portfolio a 103,611-square-foot retail property in the Milwaukee, Wisconsin suburb of Menomonee Falls for $20.7 million, excluding closing costs and adjustments. The retail center is 100 percent leased to Roundy's Supermarkets Inc.'s Super Pick 'n Save. The Company financed the acquisition with the above referenced $10.3 million loan which has a ten-year term, a fixed rate of 4.85 percent and is interest only for the first four years. The Company funded the equity portion of the acquisition with reinvested proceeds from the sale of certain investment properties during the year.

**Dispositions**
During the quarter the Company sold for $2.5 million Homewood Plaza in Homewood, Illinois.

**Joint Venture Activity**
In the fourth quarter the Company's joint venture with IPCC completed sales of all remaining interests in the Bank of America properties and the Farnam Tech Center. The Company recouped its entire equity investment in those properties and earned a double-digit internal rate of return (IRR) on the investments. Properties currently owned through the IRC-IPCC venture include five properties, aggregating 146,022 square feet.

With regard to the Company's asset-based joint venture with PGGM, during the quarter the venture purchased Diffley Marketplace, a 62,656-square-foot community retail center in the Minneapolis-St. Paul metro area for $11.9 million, excluding closing costs and adjustments. The center is anchored by Cub Foods, a Midwest market-leading grocer owned by Supervalu, Inc. Simultaneous with the closing, the joint venture placed a 3.94 percent fixed-rate loan in the amount of $5.8 million on the property. The Company funded its equity contribution with proceeds received from its initial property contributions to the PGGM joint venture.

Subsequent to the close of the quarter, the IRC-PGGM venture acquired Joffco Square, a 95,354-square-foot, multi-level urban shopping center located in Chicago and anchored by Best Buy and Bed Bath & Beyond. The venture purchased the three-year-old center from an entity owned by the developer for $23.8 million, excluding closing costs and adjustments. The IRC-PGGM venture anticipates placing property-level financing on the asset in the near future at leverage levels consistent with its existing business plan.

**Dividends**
In November and December 2010 and January 2011 the Company paid monthly cash dividends to stockholders of $0.0475 per common share. The Company also declared a cash distribution of $0.0475 per common share, payable on February 17, 2011 to common shareholders of record at the close of business on January 31, 2011. The Company expects to continue to pay monthly cash dividends at the existing rate throughout 2011.

**Guidance:**
For fiscal year 2011, the Company expects FFO per common share (basic and diluted) to be in the range of $0.78 to $0.84. The Company anticipates consolidated same store net operating income will remain flat to an increase of 3% and average total portfolio financial occupancy to be between 90% and 92% for the year.

**Conference Call/Webcast**
Management will host a conference call to discuss the Company's financial and operational results on Thursday, February 10, 2011 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call will be Mark Zalatoris, President and Chief Executive Officer, Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-877-317-6789 (toll free) for callers within the United States, 1-866-605-3852 (toll free) for callers dialing from Canada, or 1-412-317-6789 for other international callers. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay one hour after the end of the live event through 8:00 a.m. CT (9:00 a.m. ET) on February 25, 2011. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay pass code 447433#. An online playback of the webcast will be archived for approximately one year in the investor relations section of the Company's website.

**About Inland Real Estate Corporation**
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 142 open-air neighborhood, community, power, and lifestyle shopping centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of approximately 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three months and year ended December 31, 2010, is available at www.inlandrealestate.com.

**INLAND REAL ESTATE CORPORATION**
**Consolidated Balance Sheets**
**December 31, 2010 and  2009**
**(In thousands except per share data)**

| | | December 31, 2010 (unaudited) | December 31, 2009 |
|---|---|---|---|
| Assets: | | | |
| Investment properties: | | | |
| Land | $ | 345,637 | 333,433 |
| Construction in progress | | 142 | 322 |
| Building and improvements | | 999,723 | 921,461 |
| | | 1,345,502 | 1,255,216 |
| Less accumulated depreciation | | 326,546 | 308,785 |
| Net investment properties | | 1,018,956 | 946,431 |
| Cash and cash equivalents | | 13,566 | 6,719 |
| Investment in securities | | 10,053 | 11,045 |
| Accounts receivable, net | | 37,755 | 42,545 |
| Investment in and advances to unconsolidated joint ventures | | 103,616 | 125,189 |
| Acquired lease intangibles, net | | 38,721 | 14,438 |
| Deferred costs, net | | 17,041 | 8,147 |
| Other assets | | 15,133 | 10,914 |
| Total assets | $ | 1,254,841 | 1,165,428 |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 34,768 | 29,461 |
| Acquired below market lease intangibles, net | | 10,492 | 2,319 |
| Distributions payable | | 4,139 | 4,017 |
| Mortgages payable | | 483,186 | 384,468 |
| Unsecured credit facilities | | 195,000 | 185,000 |
| Convertible notes | | 110,365 | 123,789 |
| Other liabilities | | 18,898 | 11,183 |
| Total liabilities | | 856,848 | 740,237 |
| Commitments and contingencies | | | |
| Stockholders' Equity: | | | |
| Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at December 31, 2010 and 2009, respectively | | - | - |
| Common stock, $0.01 par value, 500,000 Shares authorized; 87,838 and 84,560 Shares issued and outstanding at December 31, 2010 and 2009, respectively | | 878 | 846 |
| Additional paid-in capital (net of offering costs of $65,322 and $64,472 at December 31, 2010 and 2009, respectively) | | 775,348 | 749,156 |
| Accumulated distributions in excess of net income | | (379,485) | (330,214) |
| Accumulated other comprehensive income | | 1,148 | 3,710 |
| Total stockholders' equity | | 397,889 | 423,498 |
| Noncontrolling interest | | 104 | 1,693 |
| Total equity | | 397,993 | 425,191 |
| Total liabilities and stockholders' equity | $ | 1,254,841 | 1,165,428 |

**INLAND REAL ESTATE CORPORATION**
**Consolidated Statements of Operations**
**For the three and twelve months ended December 31, 2010 and 2009 (unaudited)**
**(In thousands except per share data)**

| | | Three months ended December 31, 2010 | Three months ended December 31, 2009 | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Rental income | $ | 30,680 | 28,587 | 117,818 | 117,624 |
| Tenant recoveries | | 11,866 | 10,042 | 43,596 | 42,623 |
| Other property income | | 509 | 1,318 | 2,037 | 4,448 |
| Fee income from unconsolidated joint ventures | | 1,156 | 816 | 3,578 | 3,330 |
| Total revenues | | 44,211 | 40,763 | 167,029 | 168,025 |
| | | | | | |
| Expenses: | | | | | |
| Property operating expenses | | 9,497 | 7,848 | 31,586 | 29,443 |
| Real estate tax expense | | 7,541 | 7,492 | 33,104 | 31,140 |
| Depreciation and amortization | | 11,939 | 9,944 | 44,549 | 45,431 |
| Provision for asset impairment | | 200 | 778 | 18,190 | 4,696 |
| General and administrative expenses | | 3,251 | 2,950 | 13,735 | 12,639 |
| Total expenses | | 32,428 | 29,012 | 141,164 | 123,349 |
| | | | | | |
| Operating income | | 11,783 | 11,751 | 25,865 | 44,676 |
| | | | | | |
| Other income | | 365 | 1,219 | 4,563 | 2,813 |
| Gain on sale of investment properties | | - | - | - | 341 |
| Gain (loss) from change in control of investment properties | | (104) | - | 5,018 | - |
| Gain on sale of joint venture interest | | 1,694 | 993 | 4,555 | 2,766 |
| Gain on extinguishment of debt | | - | 1,048 | - | 7,980 |
| Impairment of investment securities | | - | - | - | (2,660) |
| Interest expense | | (10,782) | (7,944) | (36,317) | (34,207) |
| Income before income tax benefit (expense) of taxable REIT subsidiary, equity in loss of unconsolidated joint ventures, discontinued operations and income attributable to noncontrolling interest | | 2,956 | 7,067 | 3,684 | 21,709 |
| | | | | | |
| Income tax benefit (expense) of taxable REIT subsidiary | | 216 | (381) | (719) | 513 |
| Equity in loss of unconsolidated joint ventures | | (173) | (934) | (4,365) | (16,494) |
| Income (loss) from continuing operations | | 2,999 | 5,752 | (1,400) | 5,728 |
| Income from discontinued operations | | 1,093 | 199 | 1,443 | 2,901 |
| Net income | | 4,092 | 5,951 | 43 | 8,629 |
| | | | | | |
| Less: Net income attributable to the noncontrolling interest | | (74) | (121) | (306) | (417) |
| Net income (loss) available to common stockholders | | 4,018 | 5,830 | (263) | 8,212 |
| | | | | | |
| Other comprehensive income (expense): | | | | | |
| Unrealized gain (loss) on investment securities | | 211 | (263) | 1,549 | 3,068 |
| Reversal of unrealized (gain) loss to realized (gain) loss on investment securities | | (104) | - | (2,080) | 2,660 |
| Unrealized gain (loss) on derivative instruments | | (2,092) | (93) | (2,031) | 217 |
| | | | | | |
| Comprehensive income (loss) | $ | 2,033 | 5,474 | (2,825) | 14,157 |
| | | | | | |
| Basic and diluted earnings available to common shares per weighted average common share: | | | | | |
| | | | | | |
| Income (loss) from continuing operations | $ | 0.04 | 0.07 | (0.02) | 0.07 |
| Income from discontinued operation | | 0.01 | - | 0.02 | 0.04 |
| Net income attributable to the noncontrolling interest | | - | - | - | (0.01) |
| Net income available to common stockholders per weighted average common share – basic and diluted | $ | 0.05 | 0.07 | - | 0.10 |
| | | | | | |
| Weighted average number of common shares outstanding – basic | | 87,251 | 84,400 | 85,951 | 78,441 |
| Weighted average number of common shares outstanding – diluted | | 87,340 | 84,481 | 86,036 | 78,504 |

## Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT.  FFO provides a supplemental measure to compare our performance and operations to other REITs.  Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours.  As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest.  We have adopted the NAREIT definition for computing FFO.  Management uses the calculation of FFO for several reasons.  We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group.  Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance.  The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity.  Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO.  Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs.  FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance.  The following table reflects our FFO and adjusted FFO for the periods presented, reconciled to net income (loss) available to common stockholders for these periods.  The Company adjusts FFO for the impact of non-cash impairment charges, net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

| | Three months ended December 31, 2010 | Three months ended December 31, 2009 | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 |
|---|---|---|---|---|
| Net income (loss) available to common stockholders | $ 4,018 | 5,830 | (263) | 8,212 |
| Gain on sale of investment properties | (1,108) | - | (1,490) | (2,350) |
| (Gain) loss from change in control of investment properties | 104 | - | (5,018) | - |
| Equity in depreciation and amortization of unconsolidated joint ventures | 3,474 | 3,752 | 13,642 | 16,210 |
| Amortization on in-place lease intangibles | 1,355 | 569 | 4,478 | 2,798 |
| Amortization on leasing commissions | 313 | 195 | 1,120 | 1,306 |
| Depreciation, net of noncontrolling interest | 10,300 | 9,277 | 39,123 | 41,996 |
| Funds From Operations | 18,456 | 19,623 | 51,592 | 68,172 |
| Gain on extinguishment of debt | - | (1,049) | - | (7,980) |
| Impairment loss, net of taxes: | | | | |
| Provision for asset impairment | 200 | 778 | 18,190 | 4,696 |
| Impairment of investment securities | - | - | - | 2,660 |
| Provision for asset impairment included in equity in loss of unconsolidated joint ventures | - | 1,117 | 2,498 | 14,753 |
| Provision for income taxes: | | | | |
| Tax expense related to current impairment charges, net of valuation allowance | - | - | 147 | (1,638) |
| Funds From Operations, adjusted | $ 18,656 | 20,469 | 72,427 | 80,663 |
| Net income available to common stockholders per weighted average common share – basic and diluted | $ 0.05 | 0.07 | - | 0.10 |
| Funds From Operations, per weighted average common share – basic and diluted | $ 0.21 | 0.23 | 0.60 | 0.87 |
| Funds From Operations, adjusted, per weighted average common share – basic and diluted | $ 0.21 | 0.24 | 0.84 | 1.03 |
| Weighted average number of common shares outstanding, basic | 87,251 | 84,400 | 85,951 | 78,441 |
| Weighted average number of common shares outstanding, diluted | 87,340 | 84,481 | 86,036 | 78,504 |

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

| | Three months ended December 31, 2010 | Three months ended December 31, 2009 | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 |
|---|---|---|---|---|
| Income (loss) from continuing operations | $ 2,999 | 5,752 | (1,400) | 5,728 |
| Gain on sale of property | - | - | (46) | (1,188) |
| Gain (loss) from change in control of investment properties | 104 | - | (5,018) | - |
| Net income attributable to noncontrolling interest | (74) | (121) | (306) | (417) |
| Income tax (benefit) expense of taxable REIT subsidiary | (216) | 381 | 719 | (513) |
| Income (loss) from discontinued operations, excluding gains | (15) | 199 | (46) | 892 |
| Interest expense | 10,782 | 7,944 | 36,317 | 34,207 |
| Interest expense associated with discontinued operations | - | 154 | 551 | 616 |
| Interest expense associated with unconsolidated joint ventures | 2,072 | 2,801 | 9,774 | 11,477 |
| Depreciation and amortization | 11,939 | 9,944 | 44,549 | 45,431 |
| Depreciation and amortization associated with discontinued operations | 4 | 187 | 472 | 1,027 |
| Depreciation and amortization associated with unconsolidated joint ventures | 3,474 | 3,752 | 13,642 | 16,210 |
| EBITDA | 31,069 | 30,993 | 99,208 | 113,470 |
| Gain on extinguishment of debt | - | (1,048) | - | (7,980) |
| Impairment of investment securities | - | - | - | 2,660 |
| Provision for asset impairment | 200 | 778 | 18,190 | 4,696 |
| Provision for asset impairment included in equity in loss of unconsolidated joint ventures | - | 1,117 | 2,498 | 14,753 |
| EBITDA, adjusted | $ 31,269 | 31,840 | 119,896 | 127,599 |
| Total Interest Expense | $ 12,854 | 10,899 | 46,642 | 46,300 |
| EBITDA: Interest Expense Coverage Ratio | 2.4 x | 2.8 x | 2.1 x | 2.5 x |
| EBITDA: Interest Expense Coverage Ratio, adjusted | 2.4 x | 2.9 x | 2.6 x | 2.8 x |

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010 and 2009
(In thousands except per share and square footage data)

| Financial Highlights (1) | | Three months ended December 31, 2010 | Three months ended December 31, 2009 | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 |
|---|---|---|---|---|---|
| Total revenues | $ | 44,211 | 40,763 | 167,029 | 168,025 |
| | | | | | |
| Net income (loss) available to common stockholders (1) | $ | 4,018 | 5,830 | (263) | 8,212 |
| Gain on sale of investment properties | | (1,108) | - | (1,490) | (2,350) |
| (Gain) loss from change in control of investment properties | | 104 | - | (5,018) | - |
| Equity in depreciation and amortization of unconsolidated joint ventures | | 3,474 | 3,752 | 13,642 | 16,210 |
| Amortization on in-place leases intangibles | | 1,355 | 569 | 4,478 | 2,798 |
| Amortization on leasing commissions | | 313 | 195 | 1,120 | 1,306 |
| Depreciation, net of noncontrolling interest | | 10,300 | 9,277 | 39,123 | 41,996 |
| Funds From Operations | | 18,456 | 19,623 | 51,592 | 68,172 |
| | | | | | |
| Gain on extinguishment of debt | | - | (1,049) | - | (7,980) |
| Impairment loss, net of taxes: | | | | | |
| Provision for asset impairment | | 200 | 778 | 18,190 | 4,696 |
| Impairment of investment securities | | - | - | - | 2,660 |
| Provision for asset impairment included in equity in loss of unconsolidated joint venture | | - | 1,117 | 2,498 | 14,753 |
| Provision of income taxes: | | | | | |
| Tax expense related to current impairment charges, net of valuation allowance | | - | - | 147 | (1,638) |
| | | | | | |
| Funds From Operations, adjusted | $ | 18,656 | 20,469 | 72,427 | 80,663 |
| Net income available to common stockholders per weighted average common share – basic and diluted | $ | 0.05 | 0.07 | - | 0.10 |
| | | | | | |
| Funds From Operations per weighted average common share – basic and diluted | $ | 0.21 | 0.23 | 0.60 | 0.87 |
| | | | | | |
| Funds From Operations, adjusted per common share – basic | $ | 0.21 | 0.24 | 0.84 | 1.03 |
| | | | | | |
| | | | | | |
| Distributions Declared | $ | 12,628 | 12,039 | 49,008 | 53,875 |
| Distributions Per Common Share | $ | 0.14 | 0.14 | 0.57 | 0.69 |
| Distributions / Funds From Operations Payout Ratio, adjusted | | 67.7% | 58.8% | 67.7% | 66.8% |
| Weighted Average Commons Shares Outstanding, Diluted | | 87,340 | 84,481 | 86,036 | 78,504 |

| | | Three months ended December 31, 2010 | Three months ended December 31, 2009 | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 |
|---|---|---|---|---|---|
| **Additional Information** | | | | | |
| Straight-line rents | $ | 548 | (174) | 1,571 | (743) |
| Amortization of above and below market rents | | 5 | 2 | (125) | 55 |
| Amortization of deferred financing fees | | 865 | 784 | 2,384 | 2,979 |
| Stock based compensation expense | | 119 | 61 | 353 | 400 |
| | | | | | |
| **Capital Expenditures** | | | | | |
| Maintenance / non-revenue generating cap ex | | | | | |
| Building / Site improvements | | | | | |
| Redevelopment | $ | 2,453 | 813 | 8,296 | 4,673 |
| | | - | 2,909 | - | 2,909 |
| Non-maintenance / revenue generating cap ex | | | | | |
| Tenant improvements | | 5,024 | 2,351 | 16,300 | 9,876 |
| Leasing commissions | | 921 | 592 | 3,395 | 2,335 |

(1) See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

11

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010 and 2009
(In thousands except per share and square footage data)

Financial Highlights (continued)

| | As of December 31, 2010 | As of December 31, 2009 |
|---|---|---|
| Total Assets | $ 1,254,841 | 1,165,428 |

| General and Administrative Expenses | Three months ended December 31, 2010 | Three months ended December 31, 2009 | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 |
|---|---|---|---|---|
| General and Administrative Expenses (G&A) | $ 3,251 | 2,950 | 13,735 | 12,639 |
| G&A Expenses as a Percentage of Total Revenue | 7.4% | 7.2% | 8.2% | 7.5% |
| Annualized G&A Expenses as a Percentage of Total Assets | 1.04% | 1.01% | 1.09% | 1.08% |

| Same Store Net Operating Income ("NOI") (Cash Basis) (1) | Three months ended December 31, 2010 | Three months ended December 31, 2009 | % Change | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 | % Change |
|---|---|---|---|---|---|---|
| Consolidated Portfolio (115 properties) | | | | | | |
| Same Store NOI | $ 25,066 | 25,204 | -0.5% | $ 98,089 | 106,134 | -7.6% |
| Same Store NOI excluding lease termination income | $ 25,006 | 24,135 | 3.6% | $ 97,873 | 102,974 | -4.9% |
| Unconsolidated Portfolio (at 100%) (13 properties) | | | | | | |
| Same Store NOI | $ 6,517 | 6,044 | 7.8% | $ 25,516 | 24,481 | 4.2% |
| Same Store NOI excluding lease termination income | $ 6,517 | 6,044 | 7.8% | $ 25,439 | 24,480 | 3.9% |
| Total Portfolio (including our pro rata share of unconsolidated NOI) (128 properties) | | | | | | |
| Same Store NOI | $ 28,325 | 28,226 | 0.4% | $ 111,847 | 118,375 | -6.4% |
| Same Store NOI excluding lease termination income | $ 28,265 | 27,157 | 4.1% | $ 110,593 | 115,214 | -4.0% |

(1) Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses. A reconciliation of same store net operating income to net income (loss) available to common stockholders is provided on page 31 of this supplemental financial information.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010 and 2009
(In thousands except per share and square footage data)

Financial Highlights (continued)

| Consolidated Occupancy | As of December 31, 2010 | As of September 30, 2010 | As of December 31, 2009 |
|---|---|---|---|
| Leased Occupancy (1) | 92.9% | 92.2% | 91.1% |
| Financial Occupancy (2) | 90.9% | 89.0% | 89.9% |
| Same Store Financial Occupancy | 91.3% | 89.6% | 90.0% |

| Unconsolidated Occupancy | As of December 31, 2010 | As of September 30, 2010 | As of December 31, 2009 |
|---|---|---|---|
| Leased Occupancy (1) | 95.8% | 95.7% | 94.8% |
| Financial Occupancy (2) | 94.2% | 93.8% | 94.5% |
| Same Store Financial Occupancy | 95.2% | 93.9% | 95.3% |

| Total Occupancy | As of December 31, 2010 | As of September 30, 2010 | As of December 31, 2009 |
|---|---|---|---|
| Leased Occupancy (1) | 93.3% | 92.7% | 91.6% |
| Financial Occupancy (2) | 91.3% | 89.7% | 90.6% |
| Same Store Financial Occupancy | 91.7% | 90.1% | 90.6% |

| Capitalization | As of December 31, 2010 | As of December 31, 2009 |
|---|---|---|
| Total Shares Outstanding | $ 87,838 | 84,560 |
| Closing Price Per Share | 8.80 | 8.15 |
| Equity Market Capitalization | 772,974 | 689,164 |
| Total Debt (3) | 956,864 | 935,100 |
| Total Market Capitalization | $ 1,729,838 | 1,624,264 |
| Debt to Total Market Capitalization | 55.3% | 57.6% |

(1) Leased occupancy is defined as the percentage of total gross leasable area for which there is a signed lease regardless of whether the tenant is currently obligated to pay rent under their lease agreement.

(2) Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

(3) Includes pro-rata share of unconsolidated joint venture debt and full face value of convertible notes.

(In thousands except per share and square footage data)

## Consolidated Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at December 31, 2010:

Fixed rate debt

| Servicer | Property Name | Interest Rate at December 31, 2010 | Maturity Date | Balance at December 31, 2010 | Percent of Total Debt |
|---|---|---|---|---|---|
| Wells Fargo | Baytowne Square & Shoppes | 4.11% | 06/2011 | $ 8,720 | 1.11% |
| Wells Fargo | CarMax – Schaumburg | 4.11% | 06/2011 | 11,730 | 1.49% |
| Wells Fargo | Grand Traverse Crossings | 4.11% | 06/2011 | 1,688 | 0.21% |
| Wells Fargo | Hammond Mills | 4.11% | 06/2011 | 882 | 0.11% |
| Wells Fargo | Plymouth Collection | 4.11% | 06/2011 | 5,180 | 0.66% |
| Wells Fargo | Riverplace Center | 4.11% | 06/2011 | 3,290 | 0.42% |
| Wells Fargo | Staples | 4.11% | 06/2011 | 1,730 | 0.22% |
| Capmark Finance | University Crossings | 5.02% | 08/2011 | 8,800 | 1.12% |
| Capmark Finance | Hickory Creek Marketplace | 4.88% | 11/2011 | 5,750 | 0.73% |
| Capmark Finance | Maple Park Place | 4.88% | 11/2011 | 12,500 | 1.59% |
| Capmark Finance | Westriver Crossing | 4.88% | 11/2011 | 3,500 | 0.44% |
| Cohen Financial | Maple Grove Retail | 5.19% | 08/2012 | 4,050 | 0.51% |
| Cohen Financial | Park Place Plaza | 5.19% | 08/2012 | 6,500 | 0.82% |
| Cohen Financial | Quarry Retail | 5.19% | 08/2012 | 15,800 | 2.00% |
| Cohen Financial | Riverdale Commons | 5.19% | 08/2012 | 9,850 | 1.25% |
| Cohen Financial | Downers Grove Market | 5.27% | 11/2012 | 12,500 | 1.59% |
| Cohen Financial | Stuart’s Crossing | 5.27% | 12/2012 | 7,000 | 0.89% |
| Principal Life Insurance | Big Lake Town Square | 5.05% | 01/2014 | 6,250 | 0.79% |
| Principal Life Insurance | Park Square | 5.05% | 01/2014 | 10,000 | 1.27% |
| Principal Real Estate | Iroquois Center | 5.05% | 04/2014 | 8,750 | 1.11% |
| Midland Loan Services (1) | Shoppes at Grayhawk | 5.17% | 04/2014 | 17,001 | 2.16% |
| Wachovia | Algonquin Commons | 5.45% | 11/2014 | 71,602 | 9.08% |
| Wachovia (1) | The Exchange at Algonquin | 5.24% | 11/2014 | 19,235 | 2.44% |
| Prudential Asset Resource (1) | Orland Park Place Outlots | 5.83% | 12/2014 | 5,504 | 0.70% |
| TCF Bank (1) | Grand/Hunt Center Outlot | 6.50% | 04/2015 | 1,538 | 0.20% |
| TCF Bank (1) | Dominick’s – Schaumburg | 6.50% | 04/2015 | 6,917 | 0.88% |
| TCF Bank (1) | Dominick’s – Countryside | 6.50% | 04/2015 | 1,513 | 0.19% |
| TCF Bank (1) | Cub Foods - Buffalo Grove | 6.50% | 04/2015 | 3,942 | 0.50% |
| TCF Bank (1) | PetSmart | 6.50% | 04/2015 | 2,200 | 0.28% |
| TCF Bank (1) | Roundy’s - Waupaca | 6.50% | 04/2015 | 4,299 | 0.55% |
| Metlife Insurance Company (1) | Shakopee Valley Marketplace | 5.05% | 12/2017 | 8,000 | 1.01% |
| Metlife Insurance Company (1) | Woodfield Plaza | 5.05% | 12/2017 | 12,700 | 1.61% |
| Metlife Insurance Company (1) | Crystal Point | 5.05% | 12/2017 | 17,900 | 2.27% |
| Metlife Insurance Company (1) | Shops at Orchard Place | 5.05% | 12/2017 | 25,000 | 3.17% |
| John Hancock Life Insurance (1) | Four Flaggs & Four Flaggs Annex | 7.65% | 01/2018 | 11,322 | 1.44% |
| John Hancock Life Insurance | Roundy’s | 4.85% | 12/2020 | 10,300 | 1.31% |
| Wells Fargo | Woodland Heights | 6.03% | 12/2020 | 4,175 | 0.53% |
| Wells Fargo | Salem Square | 6.03% | 12/2020 | 4,897 | 0.62% |
| Wells Fargo | Townes Crossing | 6.03% | 12/2020 | 6,289 | 0.80% |
| Wells Fargo | Hawthorne Village Commons | 6.03% | 12/2020 | 6,443 | 0.82% |
| Wells Fargo | Aurora Commons | 6.03% | 12/2020 | 6,443 | 0.82% |
| Wells Fargo | Deer Trace | 6.03% | 12/2020 | 9,691 | 1.23% |
| Wells Fargo | Pine Tree Plaza | 6.03% | 12/2020 | 10,825 | 1.37% |
| Wells Fargo | Joliet Commons | 6.03% | 12/2020 | 11,237 | 1.42% |
| Centerline Capital Group (1) | Copp’s | 5.53% | 01/2021 | 6,435 | 0.82% |
| Centerline Capital Group (1) | Harbor Square | 5.53% | 01/2021 | 6,188 | 0.78% |
| Centerline Capital Group (1) | Walgreens | 5.53% | 01/2021 | 2,471 | 0.31% |
| Centerline Capital Group (1) | CVS | 5.53% | 01/2021 | 4,259 | 0.54% |
| Total/Weighted Average Fixed Rate Secured | | 5.36% | | $ 442,796 | 56.18% |

(In thousands except per share and square footage data)

## Consolidated Debt Schedule (continued)

| Fixed rate debt (continued) | | | | | |
|---|---|---|---|---|---|
| Servicer | Property Name | Interest Rate at December 31, 2010 | Maturity Date | Balance at December 31, 2010 | Percent of Total Debt |
| Convertible Notes (2) | | 4.63% | 11/2011 | $ 80,785 | 10.25% |
| Convertible Notes (2) | | 5.00% | 11/2014 | 29,215 | 3.71% |
| Total/Weighted Average Fixed Rate | | 5.23% | | 552,796 | 70.14% |
| Variable rate debt | | | | | |
| Metropolitan Capital Bank | Corporate | 6.00% | 10/2012 | 2,700 | 0.34% |
| Bank of America (1) | Edinburgh Festival | 4.21% | 12/2012 | 3,919 | 0.50% |
| Bank of America (1) | CarMax – Tinley Park | 4.21% | 12/2012 | 9,843 | 1.24% |
| Bank of America (1) | Cliff Lake | 4.21% | 12/2012 | 4,010 | 0.51% |
| Bank of America (1) | Burnsville Crossing | 4.21% | 12/2012 | 3,829 | 0.48% |
| Bank of America (1) | Food 4 Less | 4.21% | 12/2012 | 2,748 | 0.35% |
| Bank of America (1) | Shingle Creek | 4.21% | 12/2012 | 1,960 | 0.25% |
| Bank of America (1) | Bohl Farm Marketplace | 4.21% | 12/2012 | 5,181 | 0.66% |
| Bank of America | Skokie Fashion Square | 0.66% | 12/2014 | 6,200 | 0.79% |
| Total/Weighted Average Variable Rate Secured | | 3.79% | | 40,390 | 5.12% |
| Term Loan | | 4.50% | 06/2013 | 150,000 | 19.03% |
| Line of Credit Facility | | 4.50% | 06/2013 | 45,000 | 5.71% |
| Total/Weighted Average Variable Rate | | 4.38% | | 235,390 | 29.86% |
| Total/Weighted Average Debt | | 4.98% | | $ 788,186 | 100.00% |

(1) These loans require payments of principal and interest monthly, all other loans listed are interest only.

(2) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $365.

(In thousands except per share and square footage data)

## Summary of Consolidated Debt

| Schedule of Maturities by Year: | | Scheduled Principal Payments | Mortgage Loan Maturities | Unsecured Maturities (1) | Total | Total Weighted Average Rate (2) | Percent of Total Debt |
|---|---|---|---|---|---|---|---|
| 2011 (3) | | 1,801 | 63,770 | 80,785 | 146,356 | 5.23% | 18.57% |
| 2012 | | 2,623 | 89,008 | - | 91,631 | 5.34% | 11.63% |
| 2013 | | 3,143 | - | 195,000 | 198,143 | 5.46% | 25.14% |
| 2014 | | 2,805 | 137,063 | 29,215 | 169,083 | 5.46% | 21.45% |
| 2015 | | 370 | 19,270 | - | 19,640 | 5.72% | 2.49% |
| 2016 | | 306 | - | - | 306 | 5.63% | 0.04% |
| 2017 | | 302 | 63,600 | - | 63,902 | 5.63% | 8.11% |
| 2018 | | - | 9,472 | - | 9,472 | 5.99% | 1.20% |
| 2019 | | - | - | | - | 5.78% | - |
| 2020 | | - | 70,300 | | 70,300 | 5.78% | 8.91% |
| 2021 | | - | 19,353 | | 19,353 | 5.53% | 2.46% |
| Total | $ | 11,350 | 471,836 | 305,000 | 788,186 | 4.98% | 100.00% |

| **Total Debt Outstanding** | | **December 31, 2010** |
|---|---|---|
| Mortgage loans payable: | | |
| Fixed rate secured loans | $ | 442,796 |
| Variable rate secured loans | | 40,390 |
| Unsecured fixed rate convertible notes (3) (4) | | 80,785 |
| Unsecured fixed rate convertible notes (3) (5) | | 29,215 |
| Unsecured line of credit facility and term loan | | 195,000 |
| Total | $ | 788,186 |

| **Percentage of Total Debt:** | **December 31, 2010** |
|---|---|
| Fixed rate loans | 70.14% |
| Variable rate loans | 29.86% |

| **Current Average Interest Rates (2):** | **December 31, 2010** |
|---|---|
| Fixed rate loans | 5.23% |
| Variable rate loans | 4.38% |
| Total weighted average interest rate | 4.98% |

(1) Includes unsecured convertible notes, line of credit facility and term loan.
(2) Interest rates are as of December 31, 2010 and exclude the impact of deferred loan fee amortization.
(3) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $365.
(4) The convertible notes, which mature in 2026, are included in the 2011 maturities because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their note.
(5) The convertible notes, which mature in 2029, are included in the 2014 maturities because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their note.

Inland Real Estate Corporation
Supplemental Financial Information
As of December 31, 2010
(In thousands except per share and square footage data)

**Significant Retail Tenants (Consolidated) (1)**

| Tenant Name | Number of Stores | | Annual Base Rent | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|---|
| Roundy's | 8 | $ | 6,559 | 5.53% | 542,294 | 5.13% |
| Supervalu, Inc. (2) | 10 | | 5,918 | 4.99% | 624,687 | 5.91% |
| Dominick's Finer Foods | 6 | | 4,672 | 3.94% | 394,377 | 3.73% |
| Carmax | 2 | | 4,021 | 3.39% | 187,851 | 1.78% |
| PetSmart | 11 | | 3,417 | 2.88% | 259,865 | 2.46% |
| TJX Companies, Inc. (3) | 10 | | 2,528 | 2.13% | 317,915 | 3.01% |
| Best Buy | 4 | | 2,461 | 2.07% | 183,757 | 1.74% |
| Kroger | 3 | | 2,086 | 1.76% | 193,698 | 1.83% |
| The Sports Authority | 3 | | 1,851 | 1.56% | 134,869 | 1.28% |
| OfficeMax | 6 | | 1,719 | 1.45% | 144,596 | 1.37% |
| Michael's | 6 | | 1,500 | 1.26% | 130,165 | 1.23% |
| Kohl's | 2 | | 1,468 | 1.24% | 169,584 | 1.60% |
| Staples | 5 | | 1,421 | 1.20% | 112,428 | 1.06% |
| Party City | 8 | | 1,391 | 1.17% | 93,987 | 0.89% |
| Retail Ventures, Inc (DSW Warehouse) | 3 | | 1,327 | 1.12% | 70,916 | 0.67% |
| Dollar Tree | 13 | | 1,324 | 1.12% | 145,727 | 1.38% |
| Barnes & Noble | 3 | | 1,315 | 1.11% | 67,988 | 0.64% |
| The Gap | 6 | | 1,246 | 1.05% | 93,855 | 0.89% |
| Home Depot | 1 | | 1,243 | 1.05% | 113,000 | 1.07% |
| Total | | $ | 47,467 | 40.02% | 3,981,559 | 37.67% |

**Significant Retail Tenants (Unconsolidated) (1) (4)**

| Tenant Name | Number of Stores | | Annual Base Rent (4) | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|---|
| Supervalu, Inc. (2) | 7 | $ | 5,454 | 14.45% | 450,707 | 15.36% |
| TJX Companies, Inc. (3) | 6 | | 2,536 | 6.72% | 192,430 | 6.56% |
| Dominick's Finer Foods | 2 | | 1,600 | 4.24% | 133,294 | 4.54% |
| Regal Cinemas | 1 | | 1,210 | 3.20% | 73,000 | 2.49% |
| Bed Bath and Beyond (5) | 3 | | 1,065 | 2.82% | 124,238 | 4.24% |
| Hobby Lobby | 1 | | 1,015 | 2.69% | 56,390 | 1.92% |
| Dick's Sporting Goods | 1 | | 1,000 | 2.65% | 100,000 | 3.41% |
| Retail Ventures, Inc (DSW Warehouse) | 2 | | 981 | 2.60% | 48,599 | 1.66% |
| REI (Recreational Equipment Inc) | 1 | | 971 | 2.57% | 25,550 | 0.87% |
| Kroger | 2 | | 904 | 2.39% | 120,411 | 4.10% |
| Michael's | 2 | | 820 | 2.17% | 47,883 | 1.63% |
| Roundy's | 1 | | 649 | 1.72% | 55,990 | 1.91% |
| Harlem Furniture | 1 | | 628 | 1.66% | 27,932 | 0.95% |
| Gordman's | 1 | | 588 | 1.56% | 50,233 | 1.71% |
| The Gap | 2 | | 506 | 1.34% | 35,225 | 1.20% |
| The Sports Authority | 1 | | 489 | 1.30% | 44,495 | 1.52% |
| Nordstrom Rack | 1 | | 425 | 1.13% | 34,833 | 1.19% |
| K-Mart | 1 | | 406 | 1.08% | 86,479 | 2.95% |
| K & G Superstore | 1 | | 402 | 1.06% | 36,511 | 1.24% |
| Total | | $ | 21,649 | 57.35% | 1,744,200 | 59.45% |

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Includes Jewel and Cub Foods
(3) Includes TJ Maxx, Marshall's and A.J. Wright Stores
(4) Annualized rent shown includes joint venture partner's pro rata share
(5) Includes Bed Bath & Beyond and Buy Buy Baby

# Inland Real Estate Corporation
## Supplemental Financial Information
### As of December 31, 2010
(In thousands except per share and square footage data)

**Significant Retail Tenants (Total) (1)**

| Tenant Name | Number of Stores | Annual Base Rent (2) | Percentage of Annual Base Rent | GLA Square Feet | Percentage of Total Square Footage |
|---|---|---|---|---|---|
| Supervalu, Inc. (3) | 17 | $ 11,372 | 7.27% | 1,075,394 | 7.96% |
| Roundy's | 9 | 7,208 | 4.61% | 598,284 | 4.43% |
| Dominick's Finer Foods | 8 | 6,271 | 4.01% | 527,671 | 3.91% |
| TJX Companies, Inc. (4) | 16 | 5,065 | 3.24% | 510,345 | 3.78% |
| Carmax | 2 | 4,021 | 2.57% | 187,851 | 1.39% |
| PetSmart | 12 | 3,732 | 2.39% | 287,225 | 2.13% |
| Kroger | 5 | 2,990 | 1.91% | 314,109 | 2.33% |
| Best Buy | 4 | 2,462 | 1.57% | 183,757 | 1.36% |
| The Sports Authority | 5 | 2,340 | 1.50% | 179,364 | 1.33% |
| Michael's | 8 | 2,320 | 1.48% | 178,048 | 1.32% |
| Retail Ventures, Inc (DSW Warehouse) | 5 | 2,308 | 1.48% | 119,515 | 0.89% |
| Bed Bath & Beyond (5) | 6 | 2,157 | 1.38% | 230,274 | 1.71% |
| The GAP | 8 | 1,752 | 1.12% | 129,080 | 0.96% |
| OfficeMax | 6 | 1,719 | 1.10% | 144,596 | 1.07% |
| Dollar Tree | 16 | 1,588 | 1.02% | 164,465 | 1.22% |
| Barnes & Noble | 4 | 1,557 | 1.00% | 92,223 | 0.68% |
| Party City | 10 | 1,557 | 1.00% | 106,987 | 0.79% |
| Total | | $ 60,419 | 38.65% | 5,029,188 | 37.26% |

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Annualized rent shown includes joint venture partner's pro rata share
(3) Includes Jewel and Cub Foods
(4) Includes TJ Maxx, Marshall's, and A.J. Wright Stores
(5) Includes Bed Bath & Beyond and Buy Buy Baby

(In thousands except per share and square footage data)

## Lease Expiration Analysis
(Consolidated)

| Lease Expiration Year | Number of Leases Expiring | GLA (Sq.Ft.) | Percent of Total GLA | Total Annualized Base Rent ($) (2) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (3) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (1) | | | | | | |
| M-T-M | 1 | 10,806 | 0.10% | $ 36 | 0.03% | $ 3.33 |
| 2011 | 19 | 470,140 | 4.45% | 4,082 | 3.23% | 8.68 |
| 2012 | 22 | 485,484 | 4.59% | 5,226 | 4.13% | 10.76 |
| 2013 | 31 | 833,543 | 7.89% | 7,886 | 6.24% | 9.46 |
| 2014 | 24 | 865,991 | 8.19% | 9,545 | 7.55% | 11.02 |
| 2015 | 22 | 526,399 | 4.98% | 5,473 | 4.33% | 10.40 |
| 2016 | 16 | 382,405 | 3.62% | 4,699 | 3.72% | 12.29 |
| 2017 | 17 | 696,957 | 6.59% | 9,143 | 7.23% | 13.12 |
| 2018 | 9 | 387,964 | 3.67% | 4,584 | 3.63% | 11.82 |
| 2019 | 13 | 586,016 | 5.54% | 6,199 | 4.90% | 10.58 |
| 2020+ | 43 | 1,689,838 | 15.99% | 21,621 | 17.10% | 12.79 |
| Vacant | - | 498,605 | 4.73% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 217 | 7,434,148 | 70.34% | $ 78,494 | 62.09% | $ 11.32 |
| ALL NON-ANCHOR LEASES (1) | | | | | | |
| M-T-M | 26 | 57,647 | 0.55% | $ 848 | 0.67% | $ 14.71 |
| 2011 | 129 | 345,388 | 3.27% | 5,168 | 4.09% | 14.96 |
| 2012 | 166 | 409,235 | 3.87% | 7,449 | 5.89% | 18.20 |
| 2013 | 160 | 423,278 | 4.00% | 7,798 | 6.17% | 18.42 |
| 2014 | 125 | 332,226 | 3.14% | 5,903 | 4.67% | 17.77 |
| 2015 | 150 | 419,119 | 3.97% | 8,153 | 6.45% | 19.45 |
| 2016 | 63 | 186,076 | 1.76% | 3,586 | 2.84% | 19.27 |
| 2017 | 18 | 83,042 | 0.79% | 1,276 | 1.01% | 15.36 |
| 2018 | 22 | 74,098 | 0.70% | 1,717 | 1.36% | 23.17 |
| 2019 | 19 | 86,812 | 0.82% | 1,813 | 1.43% | 20.88 |
| 2020+ | 59 | 234,118 | 2.21% | 4,209 | 3.33% | 17.98 |
| Vacant | - | 484,052 | 4.58% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 937 | 3,135,091 | 29.66% | $ 47,920 | 37.91% | $ 18.08 |
| ALL LEASES | | | | | | |
| M-T-M | 27 | 68,453 | 0.65% | $ 884 | 0.70% | $ 12.91 |
| 2011 | 148 | 815,528 | 7.72% | 9,250 | 7.32% | 11.34 |
| 2012 | 188 | 894,719 | 8.46% | 12,675 | 10.02% | 14.17 |
| 2013 | 191 | 1,256,821 | 11.89% | 15,684 | 12.41% | 12.48 |
| 2014 | 149 | 1,198,217 | 11.33% | 15,448 | 12.22% | 12.89 |
| 2015 | 172 | 945,518 | 8.95% | 13,626 | 10.78% | 14.41 |
| 2016 | 79 | 568,481 | 5.38% | 8,285 | 6.56% | 14.57 |
| 2017 | 35 | 779,999 | 7.38% | 10,419 | 8.24% | 13.36 |
| 2018 | 31 | 462,062 | 4.37% | 6,301 | 4.99% | 13.64 |
| 2019 | 32 | 672,828 | 6.36% | 8,012 | 6.33% | 11.91 |
| 2020+ | 102 | 1,923,956 | 18.20% | 25,830 | 20.43% | 13.43 |
| Vacant | - | 982,657 | 9.31% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 1,154 | 10,569,239 | 100.00% | $ 126,414 | 100.00% | $ 13.19 |

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(3) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

**Lease Expiration Analysis**
(Unconsolidated) (1)

| Lease Expiration Year | Number of Leases Expiring | GLA (Sq.Ft.) | Percent of Total GLA | Total Annualized Base Rent ($) (3) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (4) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (2) | | | | | | |
| M-T-M | 1 | 5,079 | 0.33% | 69 | 0.32% | 13.59 |
| 2011 | 4 | 89,465 | 5.71% | 847 | 3.92% | 9.47 |
| 2012 | 3 | 52,556 | 3.36% | 732 | 3.39% | 13.93 |
| 2013 | 4 | 66,245 | 4.23% | 847 | 3.92% | 12.79 |
| 2014 | 9 | 127,736 | 8.15% | 1,361 | 6.31% | 10.65 |
| 2015 | 5 | 75,689 | 4.83% | 836 | 3.87% | 11.05 |
| 2016 | 6 | 113,043 | 7.22% | 1,096 | 5.07% | 9.70 |
| 2017 | 2 | 34,978 | 2.23% | 682 | 3.16% | 19.50 |
| 2018 | 6 | 107,591 | 6.87% | 1,694 | 7.85% | 15.74 |
| 2019 | 5 | 165,612 | 10.57% | 2,785 | 12.90% | 16.82 |
| 2020+ | 13 | 312,330 | 19.94% | 3,694 | 17.11% | 11.83 |
| Vacant | - | 22,765 | 1.45% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 58 | 1,173,089 | 74.89% | $ 14,643 | 67.82% | $ 12.73 |
| ALL NON-ANCHOR LEASES (2) | | | | | | |
| M-T-M | 8 | 6,800 | 0.43% | $ 178 | 0.82% | $ 26.18 |
| 2011 | 28 | 41,096 | 2.62% | 684 | 3.17% | 16.64 |
| 2012 | 42 | 53,000 | 3.38% | 1,103 | 5.11% | 20.81 |
| 2013 | 30 | 41,461 | 2.65% | 905 | 4.19% | 21.83 |
| 2014 | 39 | 66,416 | 4.24% | 1,244 | 5.76% | 18.73 |
| 2015 | 30 | 36,183 | 2.31% | 729 | 3.38% | 20.15 |
| 2016 | 23 | 36,780 | 2.35% | 745 | 3.45% | 20.26 |
| 2017 | 7 | 12,449 | 0.80% | 418 | 1.94% | 33.58 |
| 2018 | 7 | 15,383 | 0.98% | 387 | 1.79% | 25.16 |
| 2019 | 7 | 11,193 | 0.72% | 276 | 1.28% | 24.66 |
| 2020+ | 11 | 12,369 | 0.79% | 279 | 1.29% | 22.56 |
| Vacant | - | 60,193 | 3.84% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 232 | 393,323 | 25.11% | $ 6,948 | 32.18% | $ 20.86 |
| ALL LEASES | | | | | | |
| M-T-M | 9 | 11,879 | 0.76% | $ 247 | 1.14% | $ 20.79 |
| 2011 | 32 | 130,561 | 8.33% | 1,531 | 7.09% | 11.73 |
| 2012 | 45 | 105,556 | 6.74% | 1,835 | 8.50% | 17.38 |
| 2013 | 34 | 107,706 | 6.88% | 1,752 | 8.11% | 16.27 |
| 2014 | 48 | 194,152 | 12.39% | 2,605 | 12.07% | 13.42 |
| 2015 | 35 | 111,872 | 7.14% | 1,565 | 7.25% | 13.99 |
| 2016 | 29 | 149,823 | 9.57% | 1,841 | 8.52% | 12.29 |
| 2017 | 9 | 47,427 | 3.03% | 1,100 | 5.10% | 23.19 |
| 2018 | 13 | 122,974 | 7.85% | 2,081 | 9.64% | 16.92 |
| 2019 | 12 | 176,805 | 11.29% | 3,061 | 14.18% | 17.31 |
| 2020+ | 24 | 324,699 | 20.73% | 3,973 | 18.40% | 12.24 |
| Vacant | - | 82,958 | 5.29% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 290 | 1,566,412 | 100.00% | $ 21,591 | 100.00% | $ 14.55 |

(1) Amounts in table are based on IRC percent ownership
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

**Lease Expiration Analysis**
(Total) (1)

| Lease Expiration Year | Number of Leases Expiring | GLA (Sq.Ft.) | Percent of Total GLA | Total Annualized Base Rent ($) (3) | Percent of Total Annualized Base Rent (%) | Annualized Base Rent ($/Sq.Ft.) (4) |
|---|---|---|---|---|---|---|
| ALL ANCHOR LEASES (2) | | | | | | |
| M-T-M | 2 | 15,885 | 0.13% | $ 105 | 0.07% | $ 6.61 |
| 2011 | 23 | 559,605 | 4.61% | 4,929 | 3.33% | 8.81 |
| 2012 | 25 | 538,040 | 4.43% | 5,958 | 4.03% | 11.07 |
| 2013 | 35 | 899,788 | 7.41% | 8,733 | 5.90% | 9.71 |
| 2014 | 33 | 993,727 | 8.19% | 10,906 | 7.37% | 10.97 |
| 2015 | 27 | 602,088 | 4.96% | 6,309 | 4.26% | 10.48 |
| 2016 | 22 | 495,448 | 4.08% | 5,795 | 3.92% | 11.70 |
| 2017 | 19 | 731,935 | 6.03% | 9,825 | 6.64% | 13.42 |
| 2018 | 15 | 495,555 | 4.08% | 6,278 | 4.24% | 12.67 |
| 2019 | 18 | 751,628 | 6.19% | 8,984 | 6.07% | 11.95 |
| 2020+ | 56 | 2,002,168 | 16.50% | 25,315 | 17.11% | 12.64 |
| Vacant | - | 521,370 | 4.31% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 275 | 8,607,237 | 70.92% | $ 93,137 | 62.94% | $ 11.52 |
| ALL NON-ANCHOR LEASES (2) | | | | | | |
| M-T-M | 34 | 64,447 | 0.53% | $ 1,026 | 0.69% | $ 15.92 |
| 2011 | 157 | 386,484 | 3.19% | 5,852 | 3.95% | 15.14 |
| 2012 | 208 | 462,235 | 3.81% | 8,552 | 5.78% | 18.50 |
| 2013 | 190 | 464,739 | 3.83% | 8,703 | 5.88% | 18.73 |
| 2014 | 164 | 398,642 | 3.28% | 7,147 | 4.83% | 17.93 |
| 2015 | 180 | 455,302 | 3.75% | 8,882 | 6.00% | 19.51 |
| 2016 | 86 | 222,856 | 1.84% | 4,331 | 2.93% | 19.43 |
| 2017 | 25 | 95,491 | 0.79% | 1,694 | 1.14% | 17.74 |
| 2018 | 29 | 89,481 | 0.74% | 2,104 | 1.42% | 23.51 |
| 2019 | 26 | 98,005 | 0.81% | 2,089 | 1.41% | 21.32 |
| 2020+ | 70 | 246,487 | 2.03% | 4,488 | 3.03% | 18.21 |
| Vacant | - | 544,245 | 4.48% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 1,169 | 3,528,414 | 29.08% | $ 54,868 | 37.06% | $ 18.39 |
| ALL LEASES | | | | | | |
| M-T-M | 36 | 80,332 | 0.66% | $ 1,131 | 0.76% | $ 14.08 |
| 2011 | 180 | 946,089 | 7.80% | 10,781 | 7.28% | 11.40 |
| 2012 | 233 | 1,000,275 | 8.24% | 14,510 | 9.81% | 14.51 |
| 2013 | 225 | 1,364,527 | 11.24% | 17,436 | 11.78% | 12.78 |
| 2014 | 197 | 1,392,369 | 11.47% | 18,053 | 12.20% | 12.97 |
| 2015 | 207 | 1,057,390 | 8.71% | 15,191 | 10.26% | 14.37 |
| 2016 | 108 | 718,304 | 5.92% | 10,126 | 6.85% | 14.10 |
| 2017 | 44 | 827,426 | 6.82% | 11,519 | 7.78% | 13.92 |
| 2018 | 44 | 585,036 | 4.82% | 8,382 | 5.66% | 14.33 |
| 2019 | 44 | 849,633 | 7.00% | 11,073 | 7.48% | 13.03 |
| 2020+ | 126 | 2,248,655 | 18.53% | 29,803 | 20.14% | 13.25 |
| Vacant | - | 1,065,615 | 8.79% | - | - | - |
| TOTAL/WEIGHTED AVERAGE | 1,444 | 12,135,651 | 100.00% | $ 148,005 | 100.00% | $ 13.37 |

(1) Amounts in table are based on IRC percent ownership
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis)**
(Consolidated)

New Lease Summary

| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) Total Dollar | | Percent |
|---|---|---|---|---|---|---|---|---|---|---|
| 1Q2010 | 15 | 105,165 | $ | 1,140 | $ | 1,129 | $ | (11) | | -1.0% |
| per square foot | | | $ | 10.84 | $ | 10.74 | $ | (0.10) | | |
| 2Q2010 | 9 | 42,938 | $ | 715 | $ | 598 | $ | (117) | | -16.4% |
| per square foot | | | $ | 16.65 | $ | 13.93 | $ | (2.72) | | |
| 3Q2010 | 9 | 34,450 | $ | 493 | $ | 577 | $ | 84 | | 17.0% |
| per square foot | | | $ | 14.31 | $ | 16.75 | $ | 2.44 | | |
| 4Q2010 | 23 | 151,152 | $ | 1,800 | $ | 1,773 | $ | (27) | | -1.5% |
| per square foot | | | $ | 11.91 | $ | 11.73 | $ | (0.18) | | |
| 2010 Total | 56 | 333,705 | $ | 4,148 | $ | 4,077 | $ | (71) | | -1.7% |
| per square foot | | | $ | 12.43 | $ | 12.22 | $ | (0.21) | | |

Renewal Lease Summary

| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) Total Dollar | | Percent |
|---|---|---|---|---|---|---|---|---|---|---|
| 1Q2010 | 47 | 230,487 | $ | 2,994 | $ | 2,973 | $ | (21) | | -0.7% |
| per square foot | | | $ | 12.99 | $ | 12.90 | $ | (0.09) | | |
| 2Q2010 | 69 | 294,225 | $ | 3,794 | $ | 3,961 | $ | 167 | | 4.4% |
| per square foot | | | $ | 12.89 | $ | 13.46 | $ | 0.57 | | |
| 3Q2010 | 32 | 154,866 | $ | 2,454 | $ | 2,623 | $ | 169 | | 6.9% |
| per square foot | | | $ | 15.85 | $ | 16.94 | $ | 1.09 | | |
| 4Q2010 | 46 | 217,225 | $ | 3,211 | $ | 3,322 | $ | 111 | | 3.5% |
| per square foot | | | $ | 14.78 | $ | 15.29 | $ | 0.51 | | |
| 2010 Total | 194 | 896,803 | $ | 12,453 | $ | 12,879 | $ | 426 | | 3.4% |
| per square foot | | | $ | 13.89 | $ | 14.36 | $ | 0.47 | | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis)**
(Consolidated)

Non-Comparable Lease Summary

| | Number | GLA | Total Former Average Base Rent | | | Total New Average Base Rent |
|---|---|---|---|---|---|---|
| 1Q2010 | 10 | 161,185 | $ | - | $ | 1,144 |
| per square foot | | | $ | - | $ | 7.10 |
| 2Q2010 | 19 | 82,621 | $ | - | $ | 1,143 |
| per square foot | | | $ | - | $ | 13.83 |
| 3Q2010 | 11 | 91,789 | $ | - | $ | 1,003 |
| per square foot | | | $ | - | $ | 10.93 |
| 4Q2010 | 25 | 167,480 | $ | - | $ | 1,841 |
| per square foot | | | $ | - | $ | 10.99 |
| 2010 Total | 65 | 503,075 | $ | - | $ | 5,131 |
| per square foot | | | $ | - | $ | 10.20 |

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis) (1)**
(Unconsolidated)

New Lease Summary

| | Number | GLA | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) Total Dollar | | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2010 | 4 | 57,073 | $ | 798 | $ | 614 | $ | (184) | -23.1% |
| per square foot | | | $ | 13.98 | $ | 10.76 | $ | (3.22) | |
| 2Q2010 | 1 | 1,440 | $ | 38 | $ | 25 | $ | (13) | -34.2% |
| per square foot | | | $ | 26.39 | $ | 17.36 | $ | (9.03) | |
| 3Q2010 | 5 | 11,020 | $ | 231 | $ | 234 | $ | 3 | 1.3% |
| per square foot | | | $ | 20.96 | $ | 21.23 | $ | 0.27 | |
| 4Q2010 | 5 | 83,767 | $ | 1,052 | $ | 1,077 | $ | 25 | 2.4% |
| per square foot | | | $ | 12.56 | $ | 12.86 | $ | 0.30 | |
| 2010 Total | 15 | 153,300 | $ | 2,119 | $ | 1,950 | $ | (169) | -8.0% |
| per square foot | | | $ | 13.82 | $ | 12.72 | $ | (1.10) | |

Renewal Lease Summary

| | Number | GLA | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) Total Dollar | | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2010 | 10 | 32,062 | $ | 557 | $ | 624 | $ | 67 | 12.0% |
| per square foot | | | $ | 17.37 | $ | 19.46 | $ | 2.09 | |
| 2Q2010 | 10 | 58,000 | $ | 1,016 | $ | 1,068 | $ | 52 | 5.1% |
| per square foot | | | $ | 17.51 | $ | 18.41 | $ | 0.90 | |
| 3Q2010 | 4 | 30,658 | $ | 321 | $ | 335 | $ | 14 | 4.4% |
| per square foot | | | $ | 10.47 | $ | 10.93 | $ | 0.46 | |
| 4Q2010 | 6 | 79,034 | $ | 657 | $ | 738 | $ | 81 | 12.3% |
| per square foot | | | $ | 8.31 | $ | 9.34 | $ | 1.03 | |
| 2010 Total | 30 | 199,754 | $ | 2,551 | $ | 2,765 | $ | 214 | 8.4% |
| per square foot | | | $ | 12.77 | $ | 13.84 | $ | 1.07 | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options.  All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis) (1)**
(Unconsolidated)

Non-Comparable Lease Summary

| | Number | GLA | Total Former Average Base Rent | | Total New Average Base Rent |
|---|---|---|---|---|---|
| 1Q2010 | 2 | 10,543 | $ - | $ | 203 |
| per square foot | | | $ - | $ | 19.25 |
| 2Q2010 | 2 | 7,984 | $ - | $ | 134 |
| per square foot | | | $ - | $ | 16.78 |
| 3Q2010 | 3 | 4,007 | $ - | $ | 117 |
| per square foot | | | $ - | $ | 29.20 |
| 4Q2010 | 5 | 13,789 | $ - | $ | 199 |
| per square foot | | | $ - | $ | 14.43 |
| 2010 Total | 12 | 36,323 | $ - | $ | 653 |
| per square foot | | | $ - | $ | 17.98 |

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

25

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis) (1)**
(Total)
New Lease Summary

| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent | Increase/(Decrease) | | |
| | | | | | | | | Total Dollar | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2010 | 19 | 162,238 | $ | 1,938 | $ | 1,742 | $ | (196) | -10.1% |
| per square foot | | | $ | 11.95 | $ | 10.74 | $ | (1.21) | |
| 2Q2010 | 10 | 44,378 | $ | 753 | $ | 623 | $ | (130) | -17.3% |
| per square foot | | | $ | 16.97 | $ | 14.04 | $ | (2.93) | |
| 3Q2010 | 14 | 45,470 | $ | 724 | $ | 811 | $ | 87 | 12.0% |
| per square foot | | | $ | 15.92 | $ | 17.84 | $ | 1.92 | |
| 4Q2010 | 28 | 234,919 | $ | 2,852 | $ | 2,850 | $ | (2) | -0.1% |
| per square foot | | | $ | 12.14 | $ | 12.13 | $ | (0.01) | |
| 2010 Total | 71 | 487,005 | $ | 6,267 | $ | 6,026 | $ | (241) | -3.8% |
| per square foot | | | $ | 12.87 | $ | 12.37 | $ | (0.50) | |

Renewal Lease Summary

| | Number | GLA | | Total Former Average Base Rent | | Total New Average Base Rent | Increase/(Decrease) | | |
| | | | | | | | | Total Dollar | Percent |
|---|---|---|---|---|---|---|---|---|---|
| 1Q2010 | 57 | 262,549 | $ | 3,551 | $ | 3,596 | $ | 45 | 1.3% |
| per square foot | | | $ | 13.53 | $ | 13.70 | $ | 0.17 | |
| 2Q2010 | 79 | 352,225 | $ | 4,809 | $ | 5,028 | $ | 219 | 4.6% |
| per square foot | | | $ | 13.65 | $ | 14.27 | $ | 0.62 | |
| 3Q2010 | 36 | 185,524 | $ | 2,774 | $ | 2,958 | $ | 184 | 6.6% |
| per square foot | | | $ | 14.95 | $ | 15.94 | $ | 0.99 | |
| 4Q2010 | 52 | 296,259 | $ | 3,868 | $ | 4,060 | $ | 192 | 5.0% |
| per square foot | | | $ | 13.06 | $ | 13.70 | $ | 0.64 | |
| 2010 Total | 224 | 1,096,557 | $ | 15,002 | $ | 15,642 | $ | 640 | 4.3% |
| per square foot | | | $ | 13.68 | $ | 14.26 | $ | 0.58 | |

Renewal leases include expiring leases renewed with the same tenant and the exercise of options.  All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010
(In thousands except per share and square footage data)

**Leasing Activity (Cash Basis) (1)**
(Total)

Non-Comparable Lease Summary (Total)

| | Number | GLA | Total Former Average Base Rent | | Total New Average Base Rent |
|---|---|---|---|---|---|
| 1Q2010 | 12 | 171,728 | $ | - | $ | 1,346 |
| per square foot | | | $ | - | $ | 7.84 |
| | | | | | |
| 2Q2010 | 21 | 90,605 | $ | - | $ | 1,278 |
| per square foot | | | $ | - | $ | 14.11 |
| | | | | | |
| 3Q2010 | 14 | 95,796 | $ | - | $ | 1,120 |
| per square foot | | | $ | - | $ | 11.69 |
| | | | | | |
| 4Q2010 | 30 | 181,269 | $ | - | $ | 2,040 |
| per square foot | | | $ | - | $ | 11.25 |
| | | | | | |
| 2010 Total | 77 | 539,398 | $ | - | $ | 5,784 |
| per square foot | | | $ | - | $ | 10.72 |

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended December 31, 2010
(In thousands except per share and square footage data)

## 4th Quarter 2010 Leasing Activity
(Consolidated)

| New Leases | | Non-Anchors (1) | Anchors (1) | Total |
|---|---|---|---|---|
| Number of Leases | | 17 | 6 | 23 |
| Gross Leasable Area (Sq.Ft.) | | 38,144 | 113,008 | 151,152 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 19.07 | 9.25 | 11.73 |

| Renewals | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 41 | 5 | 46 |
| Gross Leasable Area (Sq.Ft.) | | 126,724 | 90,501 | 217,225 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.14 | 14.10 | 15.29 |

| Non-Comparable Leases (2) | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 21 | 4 | 25 |
| Gross Leasable Area (Sq.Ft.) | | 48,305 | 119,175 | 167,480 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 14.09 | 9.73 | 10.99 |

| Total New, Renewal and Non-Comparable Leases | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 79 | 15 | 94 |
| Gross Leasable Area (Sq.Ft.) | | 213,173 | 322,684 | 535,857 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.20 | 10.79 | 12.94 |

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(2) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended December 31, 2010
(In thousands except per share and square footage data)

## 4th Quarter 2010 Leasing Activity
(Unconsolidated)

| New Leases | | Non-Anchors (1) | Anchors (1) | Total |
|---|---|---|---|---|
| Number of Leases | | 3 | 2 | 5 |
| Gross Leasable Area (Sq.Ft.) | | 11,242 | 72,525 | 83,767 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 19.34 | 11.85 | 12.86 |

| Renewals | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 4 | 2 | 6 |
| Gross Leasable Area (Sq.Ft.) | | 5,780 | 73,254 | 79,034 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 15.22 | 8.88 | 9.34 |

| Non-Comparable Leases (2) | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 5 | - | 5 |
| Gross Leasable Area (Sq.Ft.) | | 13,789 | - | 13,789 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 14.43 | - | 14.43 |

| Total New, Renewal and Non-Comparable Leases | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 12 | 4 | 16 |
| Gross Leasable Area (Sq.Ft.) | | 30,811 | 145,779 | 176,590 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.37 | 10.36 | 11.41 |

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(2) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended December 31, 2010
(In thousands except per share and square footage data)

## 4th Quarter 2010 Leasing Activity (1)
(Total)

| New Leases | | Non-Anchors (2) | Anchors (2) | Total |
|---|---|---|---|---|
| Number of Leases | | 20 | 8 | 28 |
| Gross Leasable Area (Sq.Ft.) | | 49,386 | 185,533 | 234,919 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 19.14 | 10.27 | 12.13 |

| Renewals | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 45 | 7 | 52 |
| Gross Leasable Area (Sq.Ft.) | | 132,504 | 163,755 | 296,259 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.10 | 11.76 | 13.70 |

| Non-Comparable Leases (3) | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 26 | 4 | 30 |
| Gross Leasable Area (Sq.Ft.) | | 62,094 | 119,175 | 181,269 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 14.17 | 9.73 | 11.25 |

| Total New, Renewal and Non-Comparable Leases | | Non-Anchors | Anchors | Total |
|---|---|---|---|---|
| Number of Leases | | 91 | 19 | 110 |
| Gross Leasable Area (Sq.Ft.) | | 243,984 | 468,463 | 712,447 |
| Base Rent/Sq.Ft. ($/Sq.Ft.) | $ | 16.22 | 10.65 | 12.56 |

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010 and 2009
(In thousands except per share and square footage data)

## Same Store Net Operating Income Analysis

The following schedules present same store net operating income, for our consolidated and unconsolidated portfolios, which is the net operating income of properties owned in both the three and twelve months ended December 31, 2010 and 2009, along with other investment properties' new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and twelve months ended December 31, 2010 and 2009. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net income available to common stockholders.

| Consolidated | | Three months ended December 30, 2010 | Three months ended December 31, 2009 | % Change | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 | % Change |
|---|---|---|---|---|---|---|---|
| Rental income and additional income: | | | | | | | |
| "Same store" investment properties, 115 properties | | | | | | | |
| Rental income | $ | 27,609 | 27,725 | -0.4% | 109,487 | 114,017 | -4.0% |
| Tenant recovery income | | 11,204 | 9,571 | 17.1% | 41,419 | 40,781 | 1.6% |
| Other property income | | 457 | 1,311 | -65.1% | 1,916 | 4,375 | -56.2% |
| "Other investment properties | | | | | | | |
| Rental income | | 2,518 | 1,034 | | 6,885 | 4,295 | |
| Tenant recovery income | | 662 | 471 | | 2,177 | 1,842 | |
| Other property income | | 52 | 7 | | 121 | 73 | |
| **Total rental income and additional income** | $ | **42,502** | **40,119** | | **162,005** | **165,383** | |
| | | | | | | | |
| Property operating expenses: | | | | | | | |
| "Same store" investment properties, 115 properties | | | | | | | |
| Property operating expenses | $ | 7,276 | 6,079 | 19.7% | 23,581 | 22,921 | 2.9% |
| Real estate tax expense | | 6,928 | 7,324 | -5.4% | 31,152 | 30,118 | 3.4% |
| "Other investment properties" | | | | | | | |
| Property operating expenses | | 753 | 253 | | 1,704 | 906 | |
| Real estate tax expense | | 613 | 168 | | 1,952 | 1,022 | |
| **Total property operating expenses** | $ | **15,570** | **13,824** | | **58,389** | **54,967** | |
| | | | | | | | |
| Property net operating income | | | | | | | |
| "Same store" investment properties | $ | 25,066 | 25,204 | -0.5% | 98,089 | 106,134 | -7.6% |
| "Other investment properties" | | 1,866 | 1,091 | | 5,527 | 4,282 | |
| **Total property net operating income** | $ | **26,932** | **26,295** | | **103,616** | **110,416** | |
| | | | | | | | |
| Other income: | | | | | | | |
| Straight-line rents | | 548 | (174) | | 1,571 | (743) | |
| Amortization of lease intangibles | | 5 | 2 | | (125) | 55 | |
| Other income | | 365 | 1,219 | | 4,563 | 2,813 | |
| Fee income from unconsolidated joint ventures | | 1,156 | 816 | | 3,578 | 3,330 | |
| Gain on sale of investment properties | | - | - | | - | 341 | |
| Gain from change in control of investment properties | | (104) | - | | 5,018 | - | |
| Gain on sale of joint venture interest | | 1,694 | 993 | | 4,555 | 2,766 | |
| Gain on extinguishment of debt | | - | 1,048 | | - | 7,980 | |
| | | | | | | | |
| Other expenses: | | | | | | | |
| Income tax benefit (expense) of taxable REIT subsidiary | | 216 | (381) | | (719) | 513 | |
| Bad debt expense | | (1,468) | (1,516) | | (6,301) | (5,616) | |
| Depreciation and amortization | | (11,939) | (9,944) | | (44,549) | (45,431) | |
| General and administrative expenses | | (3,251) | (2,950) | | (13,735) | (12,639) | |
| Interest expense | | (10,782) | (7,944) | | (36,317) | (34,207) | |
| Impairment of investment securities | | - | - | | - | (2,660) | |
| Provision for asset impairment | | (200) | (778) | | (18,190) | (4,696) | |
| Equity in loss of unconsolidated ventures | | (173) | (934) | | (4,365) | (16,494) | |
| | | | | | | | |
| Income (loss) from continuing operations | | 2,999 | 5,752 | | (1,400) | 5,728 | |
| Income from discontinued operations | | 1,093 | 199 | | 1,443 | 2,901 | |
| Net income | | 4,092 | 5,951 | | 43 | 8,629 | |
| | | | | | | | |
| Less: Net income attributable to the noncontrolling interest | | (74) | (121) | | (306) | (417) | |
| | | | | | | | |
| **Net income (loss) available to common stockholders** | $ | **4,018** | **5,830** | | **(263)** | **8,212** | |

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2010 and 2009
(In thousands except per share and square footage data)

## Same Store Net Operating Income Analysis (continued)

| Unconsolidated (at 100%) | | Three months ended December 30, 2010 | Three months ended December 31, 2009 | % Change | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 | % Change |
|---|---|---|---|---|---|---|---|
| Rental income and additional income: | | | | | | | |
| "Same store" investment properties, 13 properties | | | | | | | |
| Rental income | $ | 7,327 | 7,518 | -2.5% | 29,444 | 29,043 | 1.4% |
| Tenant recovery income | | 2,278 | 3,386 | -32.7% | 12,873 | 13,752 | -6.4% |
| Other property income | | 63 | 84 | -25.0% | 320 | 463 | -30.9% |
| "Other investment properties | | | | | | | |
| Rental income | | 4,946 | 5,026 | | 19,067 | 20,405 | |
| Tenant recovery income | | 551 | 975 | | 2,867 | 3,132 | |
| Other property income | | 80 | 289 | | 178 | 280 | |
| **Total rental income and additional income** | $ | **15,245** | **17,278** | | **64,749** | **67,075** | |
| | | | | | | | |
| Property operating expenses: | | | | | | | |
| "Same store" investment properties, 13 properties | | | | | | | |
| Property operating expenses | $ | 1,773 | 1,871 | -5.2% | 6,477 | 6,754 | -4.1% |
| Real estate tax expense | | 1,378 | 3,073 | -55.2% | 10,644 | 12,023 | -11.5% |
| "Other investment properties" | | | | | | | |
| Property operating expenses | | 546 | 1,109 | | 3,152 | 3,911 | |
| Real estate tax expense | | 219 | 684 | | 2,238 | 2,542 | |
| **Total property operating expenses** | $ | **3,916** | **6,737** | | **22,511** | **25,230** | |
| | | | | | | | |
| Property net operating income | | | | | | | |
| "Same store" investment properties | $ | 6,517 | 6,044 | 7.8% | 25,516 | 24,481 | 4.2% |
| "Other investment properties" | | 4,812 | 4,497 | | 16,722 | 17,364 | |
| **Total property net operating income** | $ | **11,329** | **10,541** | | **42,238** | **41,845** | |
| | | | | | | | |
| Other income: | | | | | | | |
| Straight-line rents | | 354 | 261 | | 815 | 1,231 | |
| Amortization of lease intangibles | | (58) | 151 | | 145 | 595 | |
| Other income | | 446 | 382 | | 2,851 | 1,602 | |
| Gain on sale of investment properties | | - | 989 | | 767 | 1,874 | |
| | | | | | | | |
| Other expenses: | | | | | | | |
| Bad debt expense | | (175) | (200) | | (588) | (1,829) | |
| Depreciation and amortization | | (7,768) | (7,550) | | (29,745) | (31,336) | |
| General and administrative expenses | | (657) | (40) | | (1,587) | (185) | |
| Interest expense | | (4,957) | (5,527) | | (21,736) | (21,743) | |
| Provision for asset impairment | | - | (7,450) | | (5,550) | (31,920) | |
| | | | | | | | |
| **Loss from continuing operations** | $ | **(1,486)** | **(8,443)** | | **(12,390)** | **(39,866)** | |

Inland Real Estate Corporation
Supplemental Financial Information
For the twelve months ended December 31, 2010
(In thousands except per share and square footage data)

## Property Acquisitions

| Date | Property | City | State | GLA Sq.Ft. | Purchase Price | Cap Rate | Financial Occupancy | Anchors | Year Built / Renovated |
|------|----------|------|-------|-----------|----------------|----------|---------------------|---------|------------------------|
| 06/23/10 | The Point at Clark (1) | Chicago | IL | 95,455 $ | 28,816 | 7.74% | 100% | DSW, Michael's and Marshall's | 1996 |
| 07/08/10 | Farnam Tech Center (2) | Omaha | NE | 118,239 | 18,000 | 7.22% | 100% | TD Ameritrade & Prime Therapeutics | 1986/2009 |
| 08/26/10 | Copp's (2) | Sun Prairie | WI | 61,048 | 11,700 | 8.35% | 100% | Copp's | 2009 |
| 09/07/10 | Harbor Square (2) (3) | Port Charlotte | FL | 20,087 | 11,250 | 8.10% | 100% | PetSmart | 2008 |
| 09/24/10 | University of Phoenix (2) | Boise | ID | 36,773 | 8,825 | 8.25% | 100% | University of Phoenix | 2009 |
| 10/07/10 | Walgreens (2) | Island Lake | IL | 14,820 | 4,493 | 7.50% | 100% | Walgreens | 2007 |
| 10/25/10 | Diffley Marketplace (4) | Eagan | MN | 62,656 | 11,861 | 6.54% | 94% | Cub Foods | 2008 |
| 11/16/10 | CVS (2) | Elk Grove | CA | 13,294 | 7,689 | 7.60% | 100% | CVS | 2010 |
| 11/22/10 | Roundy's | Menomonee | WI | 103,611 | 20,722 | 7.68% | 100% | Super Pick 'N Save | 2010 |
| | | | | 525,983 $ | 123,356 | | | | |

## Property Dispositions

| Date | Property | City | State | GLA Sq. Ft. | Sale Price | Gain (loss) on Sale |
|------|----------|------|-------|-------------|------------|---------------------|
| 04/30/10 | Park Center Plaza (partial) | Tinley Park | IL | 5,089 $ | 845 $ | 521 |
| 08/05/10 | Springboro Plaza | Springboro | OH | 154,034 | 7,125 | 230 |
| 09/01/10 | Northgate Center | Sheboygan | WI | 73,647 | 8,025 | (9) |
| 11/29/10 | Homewood Plaza | Homewood | IL | 19,000 | 2,500 | 1,130 |
| | | | | 251,770 $ | 18,495 $ | 1,872 |

## Development Parcel Sales

| Date | Property | City | State | Aprox. Acres | Sale Price | Gain (loss) on Sale |
|------|----------|------|-------|--------------|------------|---------------------|
| 08/13/10 | North Aurora Towne Center | North Aurora | IL | 1 $ | 260 $ | (52) |
| 08/31/10 | Savannah Crossings | Aurora | IL | 2 | 2,350 | 68 |
| | | | | 3 $ | 2,610 $ | 16 |

(1) This property was contributed to our joint venture with PGGM.
(2) This property was acquired through our joint venture with IREX.
(3) The purchase price of this property includes a 96,253 square foot ground lease with Kohl's also acquired. Ground lease square footage is not included in our GLA.
(4) This property was acquired through our joint venture with PGGM.

Inland Real Estate Corporation
Supplemental Financial Information
For the twelve months ended December 31, 2010
(In thousands except per share and square footage data)

**Contribution to Joint Venture with PGGM**

| Date | Property | City | State | GLA Sq. Ft. | | Contributed Value |
|---|---|---|---|---|---|---|
| 07/01/10 | Mallard Crossing | Elk Grove Village | IL | 82,929 | $ | 6,163 |
| 07/01/10 | Woodland Commons | Buffalo Grove | IL | 170,122 | | 23,340 |
| 07/01/10 | Shannon Square Shoppes | Arden Hills | MN | 29,196 | | 5,465 |
| 07/01/10 | Cub Foods | Arden Hills | MN | 68,442 | | 10,358 |
| 08/31/10 | The Point at Clark | Chicago | IL | 95,455 | | 28,816 |
| | | | | 446,144 | $ | 74,142 |

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures**

Venture with New York State Teachers' Retirement System

| Date | Entity | Property | City | State | GLA | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 12/03/04 | IN Retail Fund, LLC | Cobbler Crossing | Elgin | IL | 102,643 | 50.0% | $ (1,846) | $ 4,100 |
| 12/03/04 | IN Retail Fund, LLC | Shoppes at Mill Creek | Palos Park | IL | 102,422 | 50.0% | (1,783) | 4,255 |
| 12/03/04 | IN Retail Fund, LLC | Woodfield Commons | Schaumburg | IL | 207,452 | 50.0% | (264) | 8,750 |
| 12/03/04 | IN Retail Fund, LLC | Marketplace at Six Corners | Chicago | IL | 116,975 | 50.0% | 177 | 5,916 |
| 12/03/04 | IN Retail Fund, LLC | Chatham Ridge | Chicago | IL | 175,991 | 50.0% | (2,038) | 7,500 |
| 12/23/04 | IN Retail Fund, LLC | Randall Square | Geneva | IL | 216,107 | 50.0% | (1,540) | 8,250 |
| 04/01/05 | IN Retail Fund, LLC | Thatcher Woods | River Grove | IL | 188,213 | 50.0% | (1,133) | 6,750 |
| 06/01/05 | IN Retail Fund, LLC | Forest Lake Marketplace | Forest Lake | MN | 93,853 | 50.0% | 311 | 4,250 |
| 06/30/05 | IN Retail Fund, LLC | Orland Park Place | Orland Park | IL | 592,774 | 50.0% | 21,240 | 15,205 |
| 09/01/05 | IN Retail Fund, LLC | Mapleview Shopping Center | Grayslake | IL | 105,642 | 50.0% | 2,610 | 6,729 |
| 09/01/05 | IN Retail Fund, LLC | Regal Showplace | Crystal Lake | IL | 96,928 | 50.0% | 4,549 | 4,623 |
| 09/07/06 | IN Retail Fund, LLC | Greentree | Caledonia | WI | 169,268 | 50.0% | 3,707 | 3,300 |
| 09/07/06 | IN Retail Fund, LLC | Ravinia Plaza | Orland Park | IL | 101,384 | 50.0% | 3,285 | 5,572 |
| | | | | | 2,269,652 | | $ 27,275 | $ 85,200 |

Debt Schedule

| Servicer | Property Name | Rate / Type | Maturity | Balance |
|---|---|---|---|---|
| Cohen Financial | Shoppes at Mill Creek | 5.63% Fixed | March 2011 | $ 8,510 |
| Wachovia Securities | Orland Park Place | 7.56% Fixed | July 2011 | 30,411 |
| Prudential Insurance | Randall Square | 5.35% Fixed | December 2011 | 16,500 |
| Midland Loan Services | Chatham Ridge | 4.94% Fixed | April 2012 | 15,000 |
| Midland Loan Services | Woodfield Commons | 4.94% Fixed | April 2012 | 17,500 |
| Cohen Financial | Cobbler Crossing | 5.21% Fixed | May 2012 | 8,200 |
| Principal Capital | Greentree | 5.29% Fixed | December 2012 | 6,600 |
| Wachovia Securities | Mapleview Shopping Center | 5.58% Fixed | April 2013 | 12,873 |
| Wachovia Securities | Mapleview Shopping Center / Regal Showplace | 5.66% Fixed | April 2013 | 2,534 |
| Wachovia Securities | Regal Showplace | 5.93% Fixed | April 2013 | 7,297 |
| Principal Capital | Ravinia Plaza | 6.08% Fixed | October 2013 | 11,143 |
| TCF Bank | Marketplace at Six Corners | 6.50% Fixed | September 2014 | 11,833 |
| John Hancock Life Ins. | Thatcher Woods | 5.83% Fixed | February 2015 | 13,500 |
| Cohen Financial | Forest Lake Marketplace | 5.86% Fixed | March 2015 | 8,500 |
| Total / Weighted Average | | 5.91% Fixed | | $ 170,401 |

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for any amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Venture with PGGM

| Date | Entity | Property | City | State | GLA | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 07/01/10 | INP Retail LP | Mallard Crossing | Elk Grove Village | IL | 82,929 | 55% | $ 5,047 | $ - |
| 07/01/10 | INP Retail LP | Shannon Square Shoppes | Arden Hills | MN | 29,196 | 55% | 5,258 | - |
| 07/01/10 | INP Retail LP | Cub Foods | Arden Hills | MN | 68,442 | 55% | 8,312 | - |
| 07/01/10 | INP Retail LP | Woodland Commons | Buffalo Grove | IL | 170,122 | 55% | 15,017 | - |
| 08/30/10 | INP Retail LP | The Point at Clark | Chicago | IL | 95,455 | 55% | (142) | 7,865 |
| 10/25/10 | INP Retail LP | Diffley Marketplace | Eagan | MN | 62,656 | 55% | (28) | 3,190 |
| | | | | | 508,800 | | $ 33,464 | $ 11,055 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Principal Bank | 3.94% Fixed | November 2015 | 5,800 |
| John Hancock Life Ins. | 5.05% Fixed | September 2017 | $ 14,300 |
| Total / Weighted Average | 4.73% | | $ 20,100 |

Venture with Pine Tree Institutional Realty, LLC

| Date | Entity | Property | City | State | GLA | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 04/02/07 | PTI Ft. Wayne, LLC | Orchard Crossing | Ft. Wayne | IN | 118,244 | 85% | $ 6,597 | $ 12,580 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 4.26% Variable | June 2011 | $ 14,800 |

Development Joint Venture with TMK Development

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 01/5/06 | TMK/Inland Aurora | Savannah Crossing | Aurora | IL | 10 Acres | 40.0% | $ 2,531 | $ - |

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Development Joint Venture with North American Real Estate

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 06/06/06 | NARE/Inland North Aurora I | North Aurora Towne Centre I | North Aurora | IL | 28 Acres | 45.0% | $ 3,711 | $ 15,023 |
| 08/30/06 | NARE/Inland North Aurora II | North Aurora Towne Centre II | North Aurora | IL | 20 Acres | 45.0% | 2,091 | 3,017 |
| 09/10/07 | NARE/Inland North Aurora III | North Aurora Towne Centre III | North Aurora | IL | 63 Acres | 45.0% | 7,337 | 11,470 |
| | | | | | 111 Acres | | $ 13,139 | $ 29,510 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 4.26% Variable | June 2011 | $ 13,169 |
| Bank of America | 1.77% Variable | October 2011 | 4,300 |
| Bank of America | 4.26% Variable | June 2011 | 3,549 |
| Bank of America | 4.26% Variable | June 2011 | 13,819 |
| Total / Weighted Average | 3.95% Variable | | $ 34,837 |

Development Joint Venture with Pine Tree Institutional Realty LLC

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 09/26/07 | PTI Boise, LLC | Southshore Shopping Center | Boise | ID | 7 Acres | 85% | $ 5,347 | $ 2,295 |
| 12/21/07 | PTI Westfield, LLC | Lantern Commons | Westfield | IN | 64 Acres | 85% | 5,820 | 6,375 |
| | | | | | 71 Acres | | $ 11,167 | $ 8,670 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Inland Boise, LLC | 6.00% Variable | October 2012 | $ 2,700 |
| National City Bank | 4.27% Variable | December 2011 | 7,500 |
| Total / Weighted Average | 4.73% Variable | | $ 10,200 |

1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statements purposes and IRC is only financially obligated for any amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

Development Joint Venture with Paradise Group

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 02/23/07 | PDG/Tuscany Village Venture | Tuscany Village | Clermont | FL | 53 Acres | 15.0% | $ - | $ - |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 2.70% Variable | September 2009 | $ 9,052 |

Development Joint Venture with Tucker Development Corporation

| Date | Entity | Property | City | State | Acres | IRC % Interest | IRC Investment | IRC Share of Debt (1) |
|---|---|---|---|---|---|---|---|---|
| 05/12/07 | TDC Inland Lakemoor | Shops at Lakemoor | Lakemoor | IL | 74 Acres | 48% | $ - | $ 21,663 |

Debt Schedule

| Servicer | Rate / Type | Maturity | Balance |
|---|---|---|---|
| Bank of America | 3.27% Variable | October 2012 | $ 22,105 |

Joint Venture with Inland Real Estate Exchange

| Date | Entity | Property | City | State | GLA | IRC % Interest | IRC Investment | IRC Share of Debt |
|---|---|---|---|---|---|---|---|---|
| 09/24/10 | IRC/IREX Venture II | University of Phoenix | Meridian | ID | 36,773 | 91% | $ 7,968 | $ - |

1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statements purposes and IRC is only financially obligated for any amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

## Unconsolidated Joint Ventures (continued)

## Joint Venture Development Summary

| Project / Entity | MSA | IRC % Interest (1) | Projected Owned GLA | Projected Total GLA | Current Occupancy | Total Estimated Project Cost | Net Cost Incurred as of December 31, 2010 | Major Tenants and Non-owned Anchors |
|---|---|---|---|---|---|---|---|---|
| **Active Development Projects** | | | | | | | | |
| Savannah Crossing – IL<br>TMK/Inland Aurora Venture LLC | Chicago | 40% | 7,500 | 265,000 | 67.5% | $ 10,968 | $ 6,025 | Wal-Mart (non-owned)<br>Walgreen's (non-owned) |
| Southshore Shopping Center – ID<br>PTI Boise, LLC | Boise | 85% | 91,391 | 91,391 | - | 14,100 | 5,675 | Albertson's (non-owned) |
| North Aurora Towne Centre Phase I (Outlots) – IL<br>NARE/Inland North Aurora Venture LLC | Chicago | 45% | 62,056 | 182,056 | 61.3% | 32,020 | 28,211 | Target (non-owned)<br>JC Penney (non-owned)<br>Best Buy<br>La-Z-Boy (non-owned) |
| Totals/Weighted Average | | | 160,947 | 538,447 | 26.7% | $ 57,088 | $ 39,911 | |
| **Land Held for Development** | | | | | | | | |
| North Aurora Towne Centre Phase II – IL<br>NARE/Inland North Aurora Venture II LLC | Chicago | 45% | 150,416 | 215,416 | - | $ 62,042 | $ 9,011 | Target (non-owned)<br>JC Penney (non-owned)<br>Ashley Furniture (non-owned) |
| North Aurora Towne Centre Phase III – IL<br>NARE/Inland North Aurora Venture III LLC | Chicago | 45% | 100,000 | 375,000 | - | 41,330 | 25,743 | Target (non-owned)<br>JC Penney (non-owned) |
| Shops at Lakemoor - IL<br>TDC Inland Lakemoor LLC | Chicago | 48% | 275,000 | 535,000 | - | 98,414 | 30,198 | - |
| Tuscany Village – FL<br>Paradise | Orlando | 15% | 106,145 | 318,770 | - | 40,654 | 17,288 | - |
| Lantern Commons<br>PTI Westfield, LLC | Indianapolis | 85% | 200,000 | 450,000 | - | 58,300 | 20,844 | - |
| Totals/Weighted Average | | | 831,561 | 1,894,186 | -% | $ 300,740 | $ 103,084 | |

(1) The Company owns the development properties through joint ventures and earns a preferred return on its invested capital. After the preferred return is allocated, the Company is allocated it's pro rata share of earnings.

(In thousands except per share and square footage data)

**Unconsolidated Joint Ventures (continued)**

**IREX Joint Venture Property Status**

| Property | Location | % TIC Ownership | | Pro Rata Share of Acquisition Fee | | Acquisition Fee Earned for the Twelve months ended December 31, 2010 |
|---|---|---|---|---|---|---|
| Bank of America (1) (2) | Moosic, PA | 100% | $ | 1,397 | $ | 565 |
| Bank of America (1) (2) | Las Vegas, NV | 100% | | - | | - |
| Bank of America (1) (3) | Hunt Valley, MD | 100% | | 1,726 | | 513 |
| Bank of America (1) (3) | Rio Rancho, NM | 100% | | - | | - |
| Farnam Tech Center (1) | Omaha, NE | 100% | | 450 | | 450 |
| University of Phoenix (1) | Meridian, ID | 9% | | 221 | | 20 |
| | | | $ | 3,794 | $ | 1,548 |

(1) These properties are not consolidated because upon the first sale of equity interest by the joint venture through the private placement offerings, the Company begins accounting for its equity interest under the equity method of accounting.

(2) The interests in the two Bank of America buildings, Moosic, PA and Las Vegas, NV, were sold together as a package. The pro rata share of acquisition fee is $1,397 for both properties.

(3) The interests in the two Bank of America buildings, Hunt Valley, MD and Rio Rancho, NM, were sold together as a package. The pro rata share of acquisition fee is $1,726 for both properties.

(In thousands except per share and square footage data)

## Unconsolidated Joint Ventures – Balance Sheets

(Joint ventures at 100%)

| | December 31, 2010 (unaudited) | December 31, 2009 |
|---|---|---|
| Balance Sheet: | | |
| Assets: | | |
| Cash | $ 16,415 | 13,776 |
| Investment in real estate | 470,556 | 665,445 |
| Acquired lease intangibles, net | 36,253 | 44,943 |
| Accounts and rents receivable | 20,573 | 20,138 |
| Restricted cash | 16,080 | 14,706 |
| Deferred costs, net | 3,913 | 4,570 |
| Other assets | 4,262 | 9,457 |
| Total assets | $ 568,052 | 773,035 |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 19,795 | 20,051 |
| Acquired lease intangibles, net | 8,797 | 5,657 |
| Mortgage payable | 281,496 | 448,216 |
| Other liabilities | 16,384 | 20,031 |
| Total liabilities | 326,472 | 493,955 |
| Total equity | 241,580 | 279,080 |
| Total liabilities and equity | $ 568,052 | 773,035 |
| Investment in and advances to unconsolidated joint ventures | $ 103,616 | 125,189 |

Unconsolidated joint ventures had mortgages payable of $281,496 and $448,216 as of December 31, 2010 and 2009, respectively. The Company’s proportionate share of these loans was $168,678 and $240,632 as of December 31, 2010 and 2009, respectively. The Company's proportionate share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for the amounts guaranteed under the loan documents.

Supplemental Financial Information
For the three and twelve months ended December 31, 2010
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)
(Joint ventures at 100%)

| | | Three months ended December 31, 2010 | Three months ended December 31, 2009 | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Rental income | $ | 12,569 | 12,956 | 49,471 | 51,274 |
| Tenant recoveries | | 2,829 | 4,361 | 15,740 | 16,884 |
| Other property income | | 143 | 373 | 498 | 743 |
| Total revenues | | 15,541 | 17,690 | 65,709 | 68,901 |
| Expenses: | | | | | |
| Property operating expenses | | 2,494 | 3,180 | 10,217 | 12,494 |
| Real estate tax expense | | 1,597 | 3,757 | 12,882 | 14,565 |
| Depreciation and amortization | | 7,768 | 7,550 | 29,745 | 31,336 |
| Provision for impairment | | - | 7,450 | 5,550 | 31,920 |
| General and administrative expenses | | 657 | 40 | 1,587 | 185 |
| Total expenses | | 12,516 | 21,977 | 59,981 | 90,500 |
| Operating income (loss) | | 3,025 | (4,287) | 5,728 | (21,599) |
| Other income | | 446 | 1,371 | 3,618 | 3,476 |
| Interest expense | | (4,957) | (5,527) | (21,736) | (21,743) |
| Loss from continuing operations | $ | (1,486) | (8,443) | (12,390) | (39,866) |
| IRC's pro rata share (a) | $ | (173) | (934) | (4,365) | (16,495) |

(a)     IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

(In thousands except per share and square footage data)

## Unconsolidated Joint Ventures – Balance Sheets

(IRC pro rata share)

| | December 31, 2010 (unaudited) | December 31, 2009 |
|---|---|---|
| Balance Sheet: | | |
| Assets: | | |
| Cash | $ 8,393 | 5,316 |
| Investment in real estate | 280,335 | 356,869 |
| Acquired lease intangibles, net | 19,467 | 20,885 |
| Accounts and rents receivable | 9,273 | 9,219 |
| Restricted cash | 5,640 | 5,768 |
| Deferred costs, net | 2,332 | 2,693 |
| Other assets | 2,048 | 3,672 |
| Total assets | $ 327,488 | 404,422 |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 11,213 | 10,905 |
| Acquired lease intangibles, net | 4,594 | 2,829 |
| Mortgage payable | 168,678 | 240,632 |
| Other liabilities | 6,708 | 7,611 |
| Total liabilities | 191,193 | 261,977 |
| Total equity | 136,295 | 142,445 |
| Total liabilities and equity | $ 327,488 | 404,422 |
| Investment in and advances to unconsolidated joint ventures | $ 103,616 | 125,189 |

Supplemental Financial Information
For the three and twelve months ended December 31, 2010
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)
(IRC pro rata share)

| | | Three months ended December 31, 2010 | Three months ended December 31, 2009 | Twelve months ended December 31, 2010 | Twelve months ended December 31, 2009 |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Rental income | $ | 5,308 | 6,389 | 21,997 | 26,460 |
| Tenant recoveries | | 1,431 | 2,201 | 8,028 | 8,491 |
| Other property income | | 40 | 184 | 215 | 366 |
| Total revenues | | 6,779 | 8,774 | 30,240 | 35,317 |
| Expenses: | | | | | |
| Property operating expenses | | 796 | 1,334 | 4,098 | 5,299 |
| Real estate tax expense | | 818 | 1,919 | 6,566 | 7,325 |
| Depreciation and amortization | | 3,485 | 3,752 | 13,642 | 16,210 |
| Provision for impairment | | - | 1,117 | 2,498 | 14,753 |
| General and administrative expenses | | 486 | 19 | 970 | 90 |
| Total expenses | | 5,585 | 8,141 | 27,774 | 43,677 |
| Operating income (loss) | | 1,194 | 633 | 2,466 | (8,360) |
| Other income | | 705 | 1,234 | 2,943 | 3,342 |
| Interest expense | | (2,072) | (2,801) | (9,774) | (11,477) |
| Loss from continuing operations | $ | (173) | (934) | (4,365) | (16,495) |

Property List

As of December 31, 2010, we owned 121 investment properties, comprised of 27 single-user retail properties, 51 Neighborhood Retail Centers, 17 Community Centers, 1 Lifestyle Center and 25 Power Centers.  These investment properties are located in the states of California (1), Florida (2), Illinois (73), Indiana (6), Michigan (1), Minnesota (26), Missouri (1), Nebraska (1), Ohio (2), Tennessee (1) and Wisconsin (7).  Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| **Single-User** | | | | | |
| Bally Total Fitness<br>St. Paul, MN | 43,000 | 09/99 | 1998 | 100% | Bally Total Fitness |
| Carmax<br>Schaumburg, IL | 93,333 | 12/98 | 1998 | 100% | Carmax |
| Carmax<br>Tinley Park, IL | 94,518 | 12/98 | 1998 | 100% | Carmax |
| Copp's<br>Sun Prairie, WI | 61,048 | 08/10 | 2009 | 100% | Copp's |
| Cub Foods<br>Buffalo Grove, IL | 56,192 | 06/99 | 1999 | 100% | Cub Foods (sublet to Great Escape) |
| Cub Foods<br>Hutchinson, MN | 60,208 | 01/03 | 1999 | 100% (3) | Cub Foods (3) |
| Cub Foods<br>Indianapolis, IN | 67,541 | 03/99 | 1991 | 100% (3) | Cub Foods (3) |
| CVS Elk Grove<br>Elk Grove, CA | 13,294 | 11/10 | 2010 | 100% | CVS |
| Disney<br>Celebration, FL | 166,131 | 07/02 | 1995 | 100% | Walt Disney World |
| Dominick's<br>Countryside, IL | 62,344 | 12/97 | 1975 / 2001 | 100% | Dominick's Finer Foods |
| Dominick's<br>Schaumburg, IL | 71,400 | 05/97 | 1996 | 100% | Dominick's Finer Foods |
| Food 4 Less<br>Hammond, IN | 71,313 | 05/99 | 1999 | 100% | Dominick's Finer Foods (sublet to Food 4 Less) |
| Glendale Heights Retail<br>Glendale Heights, IL | 68,879 | 09/97 | 1997 | 100% (3) | Dominick's Finer Foods (3) |
| Grand Traverse Crossings<br>Traverse City, MI | 21,337 | 01/99 | 1998 | 0% | None |
| Hammond Mills<br>Hammond, IN | 7,488 | 12/98 | 1998 | 0% | None |
| Home Goods<br>Coon Rapids, MN | 25,145 | 10/05 | 2005 | 100% | Home Goods |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| **Single-User** | | | | | |
| Michael's<br>  Coon Rapids, MN | 24,240 | 07/02 | 2001 | 100% | Michael's |
| PetSmart<br>  Gurnee, IL | 25,692 | 04/01 | 1997 | 100% | PetSmart |
| Pick 'N Save<br>  Waupaca, WI | 63,780 | 03/06 | 2002 | 100% | Pick 'N Save |
| Rite-Aid<br>  Chattanooga, TN | 10,908 | 05/02 | 1999 | 100% | Eckerd Drug Store |
| Riverdale Commons Outlot<br>  Coon Rapids, MN | 6,566 | 03/00 | 1999 | 100% | None |
| Roundy's<br>  Menomonee Falls, WI | 103,611 | 11/10 | 2010 | 100% | Super Pick 'N Save |
| Schaumburg Golf Road Retail<br>  Schaumburg, IL | 9,988 | 09/99 | 1998 | 0% | None |
| Staples<br>  Freeport, IL | 24,049 | 12/98 | 1998 | 100% | Staples |
| Verizon<br>  Joliet, IL | 4,504 | 05/97 | 1995 | 100% | None |
| Walgreens<br>  Island Lake, IL | 14,820 | 10/10 | 2007 | 100% | Walgreens |
| Walgreens<br>  Jennings, MO | 15,120 | 10/02 | 1996 | 100% | Walgreen's (4) |
| **Neighborhood Retail Centers** | | | | | |
| 22nd Street Plaza Outlot<br>  Oakbrook Terrace, IL | 9,970 | 11/97 | 1985/2004 | 100% | None |
| Aurora Commons<br>  Aurora, IL | 126,908 | 01/97 | 1988 | 86% | Jewel Food Stores |
| Berwyn Plaza<br>  Berwyn, IL | 18,138 | 05/98 | 1983 | 100% | Justice Produce |
| Big Lake Town Square<br>  Big Lake, MN | 67,858 | 01/06 | 2005 | 100% | Coborn's Super Store |
| Brunswick Market Center<br>  Brunswick, OH | 119,540 | 12/02 | 1997 / 1998 | 100% | Buehler's Food Markets |
| Butera Market<br>  Naperville, IL | 67,632 | 03/95 | 1991 | 93% (3) | Butera Finer Foods |
| Byerly's Burnsville<br>  Burnsville, MN | 72,339 | 09/99 | 1988 | 98% | Byerly's Food Store<br>Erik's Bike Shop |

## Inland Real Estate Corporation
## Supplemental Financial Information
## As of December 31, 2010

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| **Neighborhood Retail Centers** | | | | | |
| Caton Crossing<br>Plainfield, IL | 83,792 | 06/03 | 1998 | 96% | Strack & Van Til |
| Cliff Lake Centre<br>Eagan, MN | 74,182 | 09/99 | 1988 | 95% | None |
| Downers Grove Market<br>Downers Grove, IL | 103,419 | 03/98 | 1998 | 97% | Dominick's Finer Foods |
| Eastgate Center<br>Lombard, IL | 129,101 | 07/98 | 1959/2000 | 80% | Schroeder's Ace Hardware<br>Illinois Secretary of State<br>Illinois Dept. of Employment |
| Edinburgh Festival<br>Brooklyn Park, MN | 91,536 | 10/98 | 1997 | 85% | Knowlan's Super Market |
| Elmhurst City Centre<br>Elmhurst, IL | 39,090 | 02/98 | 1994 | 94% | Walgreen's (4) |
| Gateway Square<br>Hinsdale, IL | 40,115 | 03/99 | 1985 | 83% | None |
| Golf Road Plaza<br>Niles, IL | 25,992 | 04/97 | 1982 | 100% | None |
| Grand Hunt Center Outlot<br>Gurnee, IL | 21,194 | 12/96 | 1996 | 100% | None |
| Hartford Plaza<br>Naperville, IL | 43,762 | 09/95 | 1995 | 83% | The Tile Shop |
| Hawthorn Village Commons<br>Vernon Hills, IL | 98,806 | 08/96 | 1979 | 99% (3) | Dominick's Finer Foods<br>Deal's |
| Hickory Creek Marketplace<br>Frankfort, IL | 55,831 | 08/99 | 1999 | 82% | None |
| Iroquois Center<br>Naperville, IL | 140,981 | 12/97 | 1983 | 91% (3) | Sears Logistics Services (3)<br>Planet Fitness<br>Xilin Association<br>Big Lots |
| Maple Grove Retail<br>Maple Grove, MN | 79,130 | 09/99 | 1998 | 97% | Rainbow |
| Medina Marketplace<br>Medina, OH | 72,781 | 12/02 | 1956 / 1999 | 100% | Giant Eagle, Inc |
| Mundelein Plaza<br>Mundelein, IL | 16,803 | 03/96 | 1990 | 90% | None |
| Nantucket Square<br>Schaumburg, IL | 56,981 | 09/95 | 1980 | 94% | Go Play |
| Oak Forest Commons<br>Oak Forest, IL | 108,330 | 03/98 | 1998 | 82% | Food 4 Less<br>Murray's Discount Auto |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| Neighborhood Retail Centers | | | | | |
| Oak Forest Commons III<br>Oak Forest, IL | 7,424 | 06/99 | 1999 | 24% | None |
| Oak Lawn Town Center<br>Oak Lawn, IL | 12,506 | 06/99 | 1999 | 50% | None |
| Orland Greens<br>Orland Park, IL | 45,031 | 09/98 | 1984 | 97% | Dollar Tree<br>Spree Look Good, Do Good |
| Orland Park Retail<br>Orland Park, IL | 8,500 | 02/98 | 1997 | 100% | None |
| Park Square<br>Brooklyn Park, MN | 136,664 | 08/02 | 1986 / 1988 | 100% | Rainbow<br>Planet Fitness |
| Park St. Claire<br>Schaumburg, IL | 11,859 | 12/96 | 1994 | 100% | None |
| Plymouth Collection<br>Plymouth, MN | 45,915 | 01/99 | 1999 | 100% (3) | Golf Galaxy |
| Quarry Outlot<br>Hodgkins, IL | 9,650 | 12/96 | 1996 | 100% | None |
| River Square<br>Naperville, IL | 58,260 | 06/97 | 1988 | 86% | None |
| Riverplace Center<br>Noblesville, IN | 74,414 | 11/98 | 1992 | 100% (3) | Kroger<br>Fashion Bug |
| Rose Plaza<br>Elmwood Park, IL | 24,204 | 11/98 | 1997 | 100% | Binny's Beverage Depot |
| Rose Plaza East<br>Naperville, IL | 11,658 | 01/00 | 1999 | 100% | None |
| Rose Plaza West<br>Naperville, IL | 14,335 | 09/99 | 1997 | 89% | None |
| Schaumburg Plaza<br>Schaumburg, IL | 61,485 | 06/98 | 1994 | 94% | Sears Hardware |
| Shingle Creek<br>Brooklyn Center, MN | 39,456 | 09/99 | 1986 | 89% | None |
| Shops at Coopers Grove<br>Country Club Hills, IL | 72,518 | 01/98 | 1991 | 100% | Michael's Fresh Market |
| Six Corners Plaza<br>Chicago, IL | 80,596 | 10/96 | 1966/2005 | 99% | Bally Total Fitness<br>AJ Wright |
| St. James Crossing<br>Westmont, IL | 49,994 | 03/98 | 1990 | 79% | None |
| Stuart's Crossing<br>St. Charles, IL | 85,529 | 08/98 | 1999 | 93% | Jewel Food Stores |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| Neighborhood Retail Centers | | | | | |
| The Shops of Plymouth Town Center<br>Plymouth, MN | 84,003 | 03/99 | 1991 | 100% | Cub Foods<br>The Foursome, Inc. |
| Townes Crossing<br>Oswego, IL | 105,989 | 08/02 | 1988 | 90% | Jewel Food Stores |
| Wauconda Crossings<br>Wauconda, IL | 90,290 | 08/06 | 1997 | 96% (3) | Dominick's Finer Foods (3)<br>Walgreen's |
| Wauconda Shopping Center<br>Wauconda, IL | 34,137 | 05/98 | 1988 | 100% | Dollar Tree |
| Westriver Crossings<br>Joliet, IL | 32,452 | 08/99 | 1999 | 77% | None |
| Winnetka Commons<br>New Hope, MN | 42,415 | 07/98 | 1990 | 89% (3) | Walgreen's (sublet to<br>Frattalone's Hardware) |
| Woodland Heights<br>Streamwood, IL | 120,436 | 06/98 | 1956/1997 | 88% | Jewel Food Stores<br>U.S. Postal Service |
| Community Centers | | | | | |
| Apache Shoppes<br>Rochester, MN | 60,780 | 12/06 | 2005/2006 | 75% | Trader Joe's<br>Chuck E. Cheese |
| Bergen Plaza<br>Oakdale, MN | 258,720 | 04/98 | 1978 | 93% | K-Mart<br>Rainbow<br>Dollar Tree |
| Bohl Farm Marketplace<br>Crystal Lake, IL | 97,287 | 12/00 | 2000 | 89% | Dress Barn<br>Barnes & Noble<br>Buy Buy Baby |
| Burnsville Crossing<br>Burnsville, MN | 97,210 | 09/99 | 1989 | 95% | PetSmart<br>Becker Furniture World |
| Chestnut Court<br>Darien, IL | 170,027 | 03/98 | 1987 | 83% (3) | Office Depot (3)<br>X-Sport Gym<br>Loyola Medical Center<br>Factory Card Outlet<br>JoAnn Stores |
| Four Flaggs<br>Niles, IL | 304,603 | 11/02 | 1973 / 1998 | 94% | Ashley Furniture<br>Jewel Food Stores<br>Global Rehabilitation<br>Sweet Home Furniture<br>JoAnn Stores<br>Office Depot<br>PetSmart<br>Marshall's |
| Four Flaggs Annex<br>Niles, IL | 21,425 | 11/02 | 1973 / 2001 | 100% | Factory Card Outlet |
| Harbor Square<br>Port Charlotte, FL | 20,087 | 09/10 | 2008 | 100% | PetSmart |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| Community Centers | | | | | |
| Lake Park Plaza Michigan City, IN | 115,082 | 02/98 | 1990 | 82% | Jo Ann Stores Hobby Lobby Factory Card Outlet |
| Oliver Square West Chicago, IL | 77,637 | 01/98 | 1990 | 66% | Tampico Fresh Market |
| Park Center Tinley Park, IL | 189,390 | 12/98 | 1988 | 69% | Euro Fresh Market Chuck E. Cheese Old Country Buffet |
| Quarry Retail Minneapolis, MN | 281,648 | 09/99 | 1997 | 99% | Home Depot Rainbow PetSmart Office Max Old Navy Party City |
| Skokie Fashion Square Skokie, IL | 84,580 | 12/97 | 1984 | 50% | None |
| Skokie Fashion Square II Skokie, IL | 7,151 | 11/04 | 1984 | 100% | None |
| The Plaza Brookfield, WI | 107,952 | 02/99 | 1985 | 94% | CVS Guitar Center Hooters of America Stan's Bootery |
| Two Rivers Plaza Bolingbrook, IL | 57,900 | 10/98 | 1994 | 100% (3) | Marshall's Factory Card Outlet (3) |
| Village Ten Center Coon Rapids, MN | 211,472 | 08/03 | 2002 | 98% | Lifetime Fitness Cub Foods Dollar Tree |
| Power Centers | | | | | |
| Baytowne Shoppes/Square Champaign, IL | 118,242 | 02/99 | 1993 | 86% | Staples PetSmart Famous Footwear Factory Card Outlet |
| Crystal Point Crystal Lake, IL | 339,898 | 07/04 | 1976/1998 | 99% | Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Borders Office Depot |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| **Power Centers** | | | | | |
| Deer Trace<br>Kohler, WI | 149,881 | 07/02 | 2000 | 96% | Elder Beerman<br>TJ Maxx<br>Michael's<br>Dollar Tree |
| Deer Trace II<br>Kohler, WI | 24,292 | 08/04 | 2003/2004 | 100% | None |
| Joliet Commons<br>Joliet, IL | 158,922 | 10/98 | 1995 | 87% | Cinemark<br>PetSmart<br>Barnes & Noble<br>Old Navy<br>MC Sports<br>Old Country Buffet |
| Joliet Commons Phase II<br>Joliet, IL | 40,395 | 02/00 | 1999 | 100% | Office Max |
| Lansing Square<br>Lansing, IL | 233,508 | 12/96 | 1991 | 64% (3) | Sam's Club (3)<br>Bargain Books |
| Mankato Heights<br>Mankato, MN | 155,173 | 04/03 | 2002 | 100% | TJ Maxx<br>Michael's<br>Old Navy<br>Pier One<br>Petco<br>Famous Footwear |
| Maple Park Place<br>Bolingbrook, IL | 218,762 | 01/97 | 1992/2004 | 83% (3) | X-Sport Gym<br>Office Depot (3)<br>The Sports Authority<br>Best Buy |
| Naper West<br>Naperville, IL | 214,812 | 12/97 | 1985 | 75% | Sweet Home Furniture<br>Barrett's Home Theater Store<br>JoAnn Stores |
| Orland Park Place Outlots<br>Orland Park, IL | 11,900 | 08/07 | 2007 | 0% | None |
| Park Avenue Centre<br>Highland Park, IL | 64,943 | 06/97 | 1996/2005 | 50% | Staples<br>TREK Bicycle Store |
| Park Place Plaza<br>St. Louis Park, MN | 88,999 | 09/99 | 1997/2006 | 100% | Office Max<br>PetSmart |
| Pine Tree Plaza<br>Janesville, WI | 187,413 | 10/99 | 1998 | 98% | Gander Mountain<br>TJ Maxx<br>Staples<br>Michaels<br>Old Navy<br>Petco<br>Famous Footwear |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| **Power Centers** | | | | | |
| Riverdale Commons<br>Coon Rapids, MN | 175,802 | 09/99 | 1999 | 100% | Rainbow<br>The Sports Authority<br>Office Max<br>Petco<br>Party City |
| Rivertree Court<br>Vernon Hills, IL | 298,862 | 07/97 | 1988 | 98% | Best Buy<br>Discovery Clothing<br>Office Depot<br>TJ Maxx<br>PetSmart<br>Michaels Stores<br>Ulta Salon<br>Old Country Buffet<br>Harlem Furniture |
| Rochester Marketplace<br>Rochester, MN | 70,213 | 09/03 | 2001 / 2003 | 100% | Staples<br>PetSmart |
| Salem Square<br>Countryside, IL | 116,992 | 08/96 | 1973 / 1985 | 96% | TJ Maxx<br>Marshall's |
| Schaumburg Promenade<br>Schaumburg, IL | 91,831 | 12/99 | 1999 | 100% | Ashley Furniture<br>DSW Shoe Warehouse<br>Casual Male |
| Shakopee Outlot<br>Shakopee, MN | 12,285 | 03/06 | 2007 | 85% | None |
| Shakopee Valley Marketplace<br>Shakopee, MN | 146,362 | 12/02 | 2000 / 2001 | 100% | Kohl's<br>Office Max |
| Shoppes at Grayhawk<br>Omaha, NE | 81,000 | 02/06 | 2001/2004 | 86% | Michael's |
| Shops at Orchard Place<br>Skokie, IL | 159,091 | 12/02 | 2000 | 99% | Best Buy<br>DSW Shoe Warehouse<br>Ulta Salon<br>Pier 1 Imports<br>Petco<br>Walter E Smithe<br>Party City |
| University Crossings<br>Mishawaka, IN | 111,651 | 10/03 | 2003 | 97% | Marshall's<br>Petco<br>Dollar Tree Stores<br>Pier One Imports<br>Ross Medical Education Center<br>Babies 'R' Us |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| **Power Centers** | | | | | |
| Woodfield Plaza Schaumburg, IL | 177,160 | 01/98 | 1992 | 98% | Kohl's<br>Barnes & Noble<br>Buy Buy Baby<br>Joseph A. Banks Clothiers<br>(sublet to David's Bridal)<br>Tuesday Morning |
| **Lifestyle Centers** | | | | | |
| Algonquin Commons Algonquin, IL | 547,519 | 02/06 | 2004/2005 | 80% (30 | PetSmart<br>Office Max<br>Border's<br>Pottery Barn<br>Old Navy<br>DSW Show Warehouse<br>Discovery Clothing<br>Dick's<br>Trader Joe's<br>Ulta<br>Suithouse |
| Total | 10,569,239 | | | 91% | |

As of December 31, 2010, we owned 21 investment properties through our joint ventures, comprised of 2 Single User, 10 Neighborhood Retail Centers, 5 Community Centers and 4 Power Centers.  These investment properties are located in the states of Idaho (1), Illinois (14), Indiana (1), Minnesota (4), and Wisconsin (1).  Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| Single User | | | | | |
| Cub Foods<br>Arden Hills, MN | 68,442 | 03/04 | 2003 | 100% | Cub Foods |
| University of Phoenix<br>Meridian, ID | 36,773 | 09/10 | 2009 | 100% | The University of Phoenix |
| Neighborhood Retail Centers | | | | | |
| Cobbler Crossing<br>Elgin, IL | 102,643 | 05/97 | 1993 | 95% | Jewel Food Stores |
| Diffley Marketplace<br>Eagan, MN | 62,656 | 10/10 | 2008 | 94% | Cub Foods |
| Forest Lake Marketplace<br>Forest Lake, MN | 93,853 | 09/02 | 2001 | 98% | MGM Liquor Warehouse<br>Cub Foods |
| Mallard Crossings<br>Elk Grove Village, IL | 82,929 | 05/97 | 1993 | 86% | Food 4 Less |
| Mapleview<br>Grayslake, IL | 105,642 | 03/05 | 2000/2005 | 91% | Jewel Food Store |
| Marketplace at Six Corners<br>Chicago, IL | 116,975 | 11/98 | 1997 | 100% | Jewel Food Store<br>Marshall's |
| Ravinia Plaza<br>Orland Park, IL | 101,384 | 11/06 | 1990 | 100% | Borders<br>Pier 1 Imports<br>House of Brides |
| Regal Showplace<br>Crystal Lake, IL | 96,928 | 03/05 | 1998 | 99% | Regal Cinemas |
| Shannon Square Shoppes<br>Arden Hills, MN | 29,196 | 06/04 | 2003 | 100% | None |
| The Shoppes at Mill Creek<br>Palos Park, IL | 102,422 | 03/98 | 1989 | 95% (3) | Jewel Food Store |
| Community Centers | | | | | |
| Chatham Ridge<br>Chicago, IL | 175,991 | 02/00 | 1999 | 100% | Food 4 Less<br>Marshall's<br>Bally Total Fitness |
| Greentree Centre & Outlot<br>Caledonia, WI | 169,268 | 02/05 | 1990/1993 | 97% | Pick 'N Save<br>K - Mart |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| **Community Centers** | | | | | |
| Orchard Crossing Fort Wayne, IN | 118,244 | 04/07 | 2008 | 82% | Dollar Tree Gordman's |
| Thatcher Woods Center River Grove, IL | 188,213 | 04/02 | 1969/1999 | 88% | Walgreen's A.J. Wright Hanging Garden Banquet Binny's Beverage Depot Dominick's Finer Foods |
| Woodland Commons Buffalo Grove, IL | 170,122 | 02/99 | 1991 | 94% | Dominick's Finer Foods Jewish Community Center |
| **Power Centers** | | | | | |
| Orland Park Place Orland Park, IL | 592,774 | 04/05 | 1980/1999 | 95% | K & G Superstore Old Navy Stein Mart Tiger Direct Barnes & Noble DSW Shoe Warehouse Bed, Bath & Beyond Sports Authority Binny's Beverage Depot Office Depot Nordstrom Rack Dick's Sporting Goods Marshall's Buy Buy Baby |
| Randall Square Geneva, IL | 216,107 | 05/99 | 1999 | 94% | Marshall's Bed, Bath & Beyond PetSmart Michael's Party City Old Navy |
| The Point at Clark Chicago, IL | 95,455 | 06/10 | 1996 | 100% (3) | DSW Marshall's Michael's |

| Property | Gross Leasable Area (Sq Ft) | Date Acq. | Year Built/ Renovated | Financial Occupancy (1) | Anchor Tenants (2) |
|---|---|---|---|---|---|
| **Power Centers** | | | | | |
| Woodfield Commons E/W Schaumburg, IL | 207,452 | 10/98 | 1973, 1975 1997 | 98% | Toys R Us Luna Carpets Harlem Furniture Discovery Clothing REI Hobby Lobby |
| Total | 2,933,469 | | | 95% | |
| Total/Weighted Average | 13,502,708 | | | 92% | |

(1)     Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area begin leased.

(2)     Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(3)     Tenant has vacated their space but is still contractually obligated under their lease to pay rent.

(4)     Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.